Filed Pursuant to Rule 424(b)(1)

Registration No. 333-126795

PROSPECTUS

3,000,000 Shares

Common Stock

We are offering 2,000,000 shares of our common stock, and selling shareholders named in this prospectus are offering 1,000,000 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling shareholders. Our common stock is listed on the Nasdaq National Market under the symbol “USAK.” The last reported sale price of our common stock on the Nasdaq National Market on August 11, 2005 was $25.99 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total
Public offering price	$25.00	$75,000,000
Underwriting discount	$1.25	$3,750,000
Proceeds, before expenses, to us	$23.75	$47,500,000
Proceeds, before expenses, to selling shareholders	$23.75	$23,750,000

The underwriters may also purchase up to an additional 450,000 shares from one of the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about August 17, 2005.

A.G. EDWARDS

STEPHENS INC.

BB&T CAPITAL MARKETS

MORGAN KEEGAN & COMPANY, INC.

The date of this prospectus is August 11, 2005.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into it, particularly the section entitled “Risk Factors” beginning on page 5, before making a decision to invest in our common stock. In this prospectus, the terms “USA Truck,” the “company,” “we,” “our,” or “us” mean USA Truck, Inc. and its subsidiary.

USA Truck

We are a dry van truckload carrier transporting general commodities throughout the continental United States and into and out of Mexico and portions of Canada. We transport many types of freight and provide complementary third party logistics and freight brokerage services for a diverse customer base. During the six months ended June 30, 2005, we served approximately 800 customers in numerous industries. We provide our services for such industries as industrial machinery and equipment, rubber and plastics, retail stores, paper products, durable consumer goods, metals, electronics and chemicals. Approximately 36% of our total revenue in the six months ended June 30, 2005 was derived from Standard & Poor’s 500 customers. We conduct our operations through three operating divisions: General Freight, Regional Freight and USA Logistics.

Our General Freight division transports freight over irregular routes, with a medium length of haul, generally defined as between 800 and 1,200 miles per trip. This division accounted for approximately 80% of our base revenue in 2004 and 79% in the six months ended June 30, 2005. Our Regional Freight division provides truckload carrier services with a length of haul of approximately 500 miles. We conduct our Regional Freight operations in the areas around our facilities in Van Buren, Arkansas and Butler Township, Ohio. This division accounted for approximately 3% of our base revenue in 2004 and 5% in the six months ended June 30, 2005. We offer three services through our USA Logistics division: dedicated freight, third party logistics and freight brokerage. We use our own trucks to provide dedicated freight services, whereby we agree to make our equipment available to a specific customer for shipments over particular routes at specified times. Our third party logistics and freight brokerage services do not involve transporting freight with our equipment, and we provide these services primarily as supplemental services to customers who have also engaged us to provide truckload freight services. Our USA Logistics division accounted for 17% of our base revenue in 2004 and 16% in the six months ended June 30, 2005.

We focus on customers and markets that demand premium service so that we can achieve premium rates and develop long-term, service-oriented relationships. Our executive management team has 134 years of combined experience running USA Truck and a total of 176 years of experience in the trucking industry. Our employees have a thorough understanding of the needs of shippers in many industries. These factors allow us to provide reliable, timely services to our customers. In the six months ended June 30, 2005, approximately 94% of our total revenue was derived from customers that were our customers before 2005, and we have provided services to our top 10 customers for an average of more than eight years. Our top 10 customers accounted for approximately 39% of our total revenue for the full year 2004 and approximately 38% of total revenue for the six months ended June 30, 2005, and no single customer accounted for more than 7% of total revenue in either period.

Since 2001, we have dedicated a substantial effort toward reducing or controlling our operating costs, while still providing premium service to our customers. We have set a target operating ratio of 88% or lower. To achieve this goal we have implemented a thorough cost-control and revenue yield management system using benchmarks. Our benchmarks were derived from peak historical performance levels of over 300 expense and operating categories, many of which occurred in 1998. On a weekly basis, we compare our current performance against our benchmarks in such areas as safety, equipment utilization and fleet maintenance costs. Our commitment to cost reduction and revenue enhancement has resulted in successively lower operating ratios for the last five consecutive quarters, and our operating ratio was 89.9% in the quarter ended June 30, 2005, the first quarter we have achieved an operating ratio below 90.0% since the second quarter of 1999. Our June 2005 quarter’s operating ratio represents an improvement of 1,110 basis points compared to our operating ratio of 101.0% in the fourth quarter of 2000, the last operating ratio we recorded before we began our aggressive benchmarking program.

Growth Strategy

We are committed to controlled, profitable growth. Since our initial public offering, we have increased our base revenue from $63.0 million in 1992 to $335.9 million in 2004, an average compound annual growth rate of 15%. With the exception of one acquisition in 1999, our growth has been internally generated. Our efforts to control expenses, particularly the intensive benchmarking program we have been engaged in since 2001, have contributed to our ability to achieve this growth while maintaining profitability.

We are continuing an aggressive fleet expansion and replacement program. By maintaining disciplined trade-in cycles, we control the average age of our fleet. We have significantly decreased repair and maintenance costs by reducing the average ages of our tractor and trailer fleets to 17 and 38 months, respectively, as of June 30, 2005, compared to their peaks of 33 and 56 months, respectively, as of April 30, 2003. We believe that the expansion of our fleet, together with our disciplined trade-in practices, will also support our growth initiatives and provide additional operational benefits, including improved customer service and higher driver retention. We anticipate that our acquisitions and dispositions in 2005 will result in a net increase of 217 tractors.

We expect future growth to come from the following areas:

•	Growth with our existing customers and cultivation of new ones. It is our goal to maintain or establish our position as a “core carrier” for certain high-volume customers and to expand our share of those customers’ freight needs. We are also constantly cultivating new customers. During the six months ended June 30, 2005, we added more than 50 new customers.

•	Growth of carefully selected service offerings. We offer an array of services to our customers designed to improve customer satisfaction. Outside of our core General Freight business, we have been growing our Regional Freight division and the complementary services we offer through our USA Logistics division. These services are essential to provide our customers with “one-stop shopping,” which helps us obtain new customers and additional business from existing customers.

•	Expanded Mexican cross-border service. We intend to continue to focus on the growth of our Mexican business. Shipments to and from locations into and out of Mexico generated 5.4% of our total revenue during the full year 2004 and 5.9% during the six months ended June 30, 2005.

About Us

We were incorporated in Delaware in September 1986 as a wholly owned subsidiary of ABF Freight System, Inc. The company was purchased by management from ABF Freight System in December 1988. We completed the initial public offering of our common stock in March 1992.

Our principal executive office is located at 3200 Industrial Park Road, Van Buren, Arkansas 72956. Our telephone number is (479) 471-2500. Our website is located at www.usa-truck.com. Information on our website is not part of this prospectus.

The Offering

Common stock offered:

By USA Truck	2,000,000 shares
By the selling shareholders	1,000,000 shares
Common stock outstanding after the offering (1)	11,373,872 shares
Use of proceeds

The net proceeds from our sale of common stock in this offering will be approximately $47.3 million based on the public offering price of $25.00 per share. We intend to use these net proceeds for the repayment of outstanding debt under our senior revolving credit facility. We will not receive any proceeds from the sale of shares by the selling shareholders.

Nasdaq National Market symbol	USAK

(1)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on June 30, 2005 and includes 80,000 shares of restricted stock that are subject to forfeiture in certain circumstances. It does not include 1,053,800 shares issuable under our employee and nonemployee director stock option plans. On June 30, 2005, 451,800 shares were issuable upon exercise of outstanding employee options with a weighted average exercise price of $12.45 per share and 47,000 shares were issuable upon exercise of outstanding nonemployee director options with a weighted average exercise price of $12.10 per share. On that date, 555,000 shares were available for future grants of employee options, nonemployee director options or other equity incentive awards.

Except as otherwise indicated, the information presented in this prospectus assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise the over-allotment option in full, one of the selling shareholders will sell an additional 450,000 shares of common stock in this offering.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page 5 and the other information contained or incorporated by reference in this prospectus before investing in our common stock.

Summary Consolidated Financial Data and Operating Information

(In thousands, except per share data, operating ratio and key operating statistics)

You should read the following Summary Consolidated Financial Data and Operating Information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included in our annual and quarterly reports incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference.” We derived the summary statement of income and balance sheet data as of and for each of the three years ended December 31, 2004 from our audited financial statements. We derived the summary statement of income and balance sheet data as of and for each of the six-month periods ended June 30, 2004 and 2005 from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that we may achieve for the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Statement of Income Data:
Base revenue	$268,510	$286,080	$335,880	$165,306	$183,977
Fuel surcharge revenue	5,263	12,583	27,225	9,931	24,478

Total revenue	273,773	298,663	363,105	175,237	208,455
Operating income	9,472	10,850	17,799	6,720	16,006
Net income	$2,602	$3,355	$7,432	$2,336	$7,069

Diluted earnings per common share	$0.28	$0.36	$0.79	$0.25	$0.74

Diluted weighted average common shares outstanding	9,348	9,370	9,398	9,385	9,552

Other Financial Data:
Operating ratio (1)	96.5%	96.2%	94.7%	95.9%	91.3%
Capital expenditures, net (2)	$33,058	$53,406	$89,379	$45,210	$31,836

Key Operating Statistics:
Base revenue per total mile	$1.209	$1.236	$1.293	$1.289	$1.304
Average miles per tractor per week	2,332	2,341	2,361	2,360	2,441
Empty mile factor (3)	9.2%	9.0%	8.4%	8.4%	8.7%
Average number of tractors (4)	1,882	1,961	2,174	2,140	2,293
Total miles (loaded & empty) (in thousands)	222,079	231,389	259,725	128,277	141,049
Average miles per tractor	118,001	117,995	119,469	59,943	61,513
Average miles per trip (5)	859	851	839	839	804
Average unmanned tractor percentage (6)	5.9%	3.9%	4.9%	5.6%	3.0%
Average age of tractors, at end of period (in months)	30	25	18	20	17
Average age of trailers, at end of period (in months)	52	54	39	50	38

	As of June 30, 2005
	Actual	As Adjusted (7)
	(Unaudited)
Balance Sheet Data:
Total assets	$309,240	$309,240
Long-term debt and capital leases, including current portion	144,055	96,735
Stockholders’ equity	93,382	140,702

(1)	Operating ratio is based upon total operating expenses, net of fuel surcharge revenue, as a percentage of base revenue.
(2)	Capital expenditures, net is based upon purchases of property and equipment for cash and under capital lease arrangements less proceeds from the sale of property and equipment.
(3)	The empty mile factor is the number of miles traveled between loads as a percentage of total miles traveled.
(4)	Average number of tractors includes company-operated tractors plus owner-operator tractors.
(5)	Average miles per trip is based upon loaded miles divided by the number of shipments using company-operated and owner-operator tractors (it does not include third party logistics or freight brokerage shipments).
(6)	Average unmanned tractor percentage is the average percentage, for each month end during the period, of company-operated tractors to which a driver is not assigned.
(7)	As adjusted to give effect to our sale of 2,000,000 shares of common stock in this offering, based on the public offering price of $25.00 per share, less underwriting discounts and estimated offering expenses payable by us. See “Use of Proceeds,” “Capitalization” and “Selected Consolidated Financial Data and Operating Information” included elsewhere in this prospectus.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information set forth in this prospectus or incorporated by reference before purchasing shares of our common stock. Each of these factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Our business is subject to economic and business factors affecting the trucking industry that are largely out of our control, any of which could have a material adverse effect on our operating results.

The factors that have negatively affected us, and may do so in the future, include volatile fuel prices, excess capacity in the trucking industry, surpluses in the market for used equipment, higher interest rates, higher license and registration fees, increases in insurance premiums, higher self-insurance levels, increases in accidents and adverse claims, and difficulty in attracting and retaining qualified drivers and independent contractors.

We are also affected by recessionary economic cycles and downturns in customers’ business cycles. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the effects of armed conflicts or terrorist attacks and subsequent events on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include:

•	We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment or greater capital resources than we do, or other competitive advantages.

•	Some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors.

•	The trend toward consolidation in the trucking industry may create large carriers with greater financial resources and other competitive advantages relating to their size, and we may have difficulty competing with these larger carriers.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.

•	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We depend heavily on the availability of fuel, and fuel shortages or increases in fuel costs or fuel taxes could have a material adverse affect on our operating results.

Fuel prices have fluctuated greatly and fuel taxes have generally increased in recent years. In some periods, our operating performance was adversely affected because we were not able to fully offset the impact of higher diesel fuel prices through increased freight rates and fuel surcharges. We do not have any long-term fuel purchase contracts, and we have not entered into any hedging arrangements, that protect us against fuel price increases. Volatile fuel prices and potential increases in fuel taxes will continue to impact us significantly. A significant increase in fuel costs, or a shortage of diesel fuel, would materially and adversely affect our results of operations and financial condition. These costs could also exacerbate the driver shortages our industry experiences by forcing independent contractors to cease operations.

Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.

If we are unable to obtain favorable prices for our used equipment, or if the cost of new equipment continues to increase, we will increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This has affected and may again adversely affect our earnings and cash flows. In 2002, there was a large supply of used tractors and trailers on the market, which depressed the market value of used equipment to levels significantly below the values we historically received. For this reason, we did not trade a meaningful amount of used equipment during 2002, which caused a significant increase in the average age of our tractors. This extended the use of the fleet and contributed to a significant increase in maintenance costs, negatively affected our utilization and, coupled with a change in salvage values, yielded an increased depreciation charge to pre-tax earnings. Although the condition of the used equipment market has improved, values of used tractors are still below pre-2002 levels.

In addition, manufacturers have recently raised the prices of new equipment significantly, in part to offset their costs of compliance with new Environmental Protection Agency tractor engine design requirements intended to reduce emissions. The initial requirements took effect October 1, 2002, and more restrictive EPA engine design requirements will take effect in 2007. Further equipment price increases may result from the implementation of the 2007 requirements. If new equipment prices increase more than anticipated, we may be required to increase our depreciation and financing costs and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases, our results of operations would be adversely affected.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our self-insurance retention levels are currently $0.75 million for workers’ compensation claims per occurrence, $0.05 million for cargo loss and damage claims per occurrence and $1.0 million for bodily injury and property damage claims per occurrence. For medical benefits, we self-insure up to $0.25 million per claim per year with an aggregate claim exposure limit determined by our year-to-date claims experience and our number of covered lives. We maintain insurance for liabilities above the amounts for which we self-insure, to certain limits. We completely self-insure for collision damage to our own equipment. In recent periods, we experienced significant increases in costs associated with adverse claims. If the number or severity of claims increases or does not return to historical levels, or if the costs associated with claims otherwise increase, our operating results will be adversely affected. The timing of the incurrence of these costs may significantly impact our operating results for a particular quarter, as compared to the comparable quarter in the prior year. In addition, if we were to lose our ability to self-insure for any significant period of time, our insurance costs would materially increase. In addition, we could experience difficulty in obtaining adequate levels of coverage in that event.

In the last several years, insurance carriers increased premiums for many trucking companies. This factor, coupled with an increase in coverage, a reduction in our self-insurance retention level and our claims experience, resulted in a significant increase in our insurance premiums at October 1, 2004, the beginning of our current policy year. We could experience additional increases in our insurance premiums in the future. If our insurance or claims expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

Difficulty in attracting and retaining drivers or increases in compensation could affect our profitability and ability to grow.

Throughout our history, the truckload industry has experienced difficulty attracting and retaining qualified drivers, including independent contractors, and this difficulty has increased over time. As a result, there is intense competition for drivers. If we are unable to continue to attract and retain drivers and contract with independent contractors, we could incur higher driver recruiting and compensation expenses or be required to let trucks sit idle, which could adversely affect our growth and profitability.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

We depend on the proper functioning and availability of our information systems.

We depend on the proper functioning and availability of our communications and data processing systems in operating our business. Our information systems are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have a catastrophic disaster recovery plan or a fully redundant alternate processing capability. If any of our critical information systems fail or become otherwise unavailable, we would have to perform the functions manually, which could temporarily impact our ability to manage our fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably and to bill for services accurately or in a timely manner. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. Any system failure, security breach or other damage could interrupt or delay our operations, damage our reputation and cause us to lose customers.

Regulations regarding drivers’ hours of service could materially and adversely affect our operating efficiency and increase costs.

In April 2003, the Federal Motor Carrier Safety Administration issued the first significant revision to the hours-of-service regulations in more than 60 years. These regulations took effect January 4, 2004.

Presently, the Administration once again is re-examining the hours-of-service regulations, responding to a July 16, 2004 decision by the U.S. Court of Appeals for the District of Columbia Circuit that directed the Administration to consider more specifically the 2003 rule’s impact on the health of drivers. On January 24, 2005, the Administration published a notice of proposed rulemaking in the Federal Register, beginning a 45-day comment period during which the Administration urged input from truck drivers, motor carriers, law enforcement officials, safety advocates and others on the current hours-of-service regulations. The 2003 hours-of-service rules remain in effect until no later than September 30, 2005 pursuant to the Surface Transportation Extension Act of 2004, by which time the Administration has indicated it intends to complete its re-examination.

In general, the rules that became effective on January 4, 2004, are intended to increase safety by giving drivers more opportunity to rest and sleep during each work cycle by, for example, increasing the minimum off-duty time during each work cycle. Moreover, under the rules, the maximum on-duty period after which a driver may no longer drive has been shortened and may no longer be extended by time spent off duty (such as meal stops and other rest breaks) once the on-duty period has begun. Therefore, delays during a driver’s on-duty time (such as those caused by loading and unloading) may limit the driver’s available hours behind the wheel. Shippers may be unable or unwilling to assist us in managing our drivers’ on-duty time or to pay higher rates to compensate for our costs of complying with these regulations. This, and other operational issues that these rules may create, could increase our operating costs. Moreover, we cannot predict what impact any new rules that may result from the current re-examination may have on our operating costs.

The engines used in our newer tractors are subject to new emissions control regulations, which may substantially increase our operating expenses.

Tractor engines that comply with the EPA emission-control design requirements that took effect on October 1, 2002 are generally less fuel-efficient than engines in tractors manufactured before October 2002. Compliance with the more stringent EPA requirements that will take effect in 2007 could result in further declines in fuel economy. If we are unable to offset resulting increases in fuel expenses with higher rates or fuel surcharge revenue, our results of operations would be adversely affected.

We depend on our major customers, the loss of one or more of which could have a material adverse effect on our business.

A significant portion of our revenue is generated from our major customers. For the first six months of 2005, our top five customers accounted for approximately 22% of our revenue, our top 10 customers accounted for approximately 38% of our revenue and our largest customer accounted for approximately 5% of our revenue. Generally, we do not have long-term contracts with our major customers and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and operating results.

Seasonality and the impact of weather can affect our profitability.

Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims and more equipment repairs. Historically, many of our customers have closed their plants for maintenance or other reasons during January and July.

If we are unable to retain our key executives, our business, financial condition and results of operations could be harmed.

We are dependent upon the services of Robert M. Powell, our chief executive officer, and Jerry D. Orler, our president. We do not maintain key-man life insurance on either of these executives. The loss of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, insurance requirements and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours of service and ergonomics. Our Canadian business activities are subject to similar requirements imposed by the laws and regulations of the Dominion of Canada and provincial laws and regulations. Compliance with such regulations could substantially reduce equipment productivity, and the costs of compliance could increase our operating expenses. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the Department of Transportation, including those relating to drug and alcohol testing and hours of service. The Transportation Security Administration of the U.S. Department of Homeland Security adopted regulations that will require all new drivers and drivers who renew their licenses who carry hazardous materials to undergo background checks by the Federal Bureau of Investigation. While we have historically required all our drivers to obtain this qualification, these new regulations could reduce the availability of qualified drivers, which could require us to adjust our driver compensation package, limit the growth of our fleet or let trucks sit idle. These regulations could also complicate the process of matching available equipment with shipments that include hazardous materials, thereby increasing the time it takes us to respond to customer orders and our empty miles.

Failures to comply with Department of Transportation safety regulations or downgrades in our safety rating could have a material adverse impact on our operations or financial condition. A downgrade in our safety rating could cause us to lose the ability to self-insure. We experienced such a downgrade and lost our ability to self-insure for approximately one week in January 2003. The loss of our ability to self-insure for any significant period of time would materially increase our insurance costs. In addition, we may experience difficulty in obtaining adequate levels of coverage in that event.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials and similar matters. We operate in industrial areas where truck terminals and other industrial activities are located and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at some of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a material adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Decreases in the availability of new tractors and trailers could have a material adverse effect on our operating results.

From time to time, some tractor and trailer vendors have reduced their manufacturing output due, for example, to lower demand for their products in economic downturns or a shortage of component parts. As conditions changed, some of those vendors have had difficulty fulfilling the increased demand for new equipment. There have been periods when we were unable to purchase as much new revenue equipment as we needed to sustain our desired growth rate and to maintain a late-model fleet. We may experience similar difficulties in future periods. Also, vendors will have to introduce new engines meeting the more restrictive Environmental Protection Agency emissions standards in 2007, and some carriers may seek to purchase large numbers of tractors with pre-2007 engines, possibly leading to shortages. An inability to continue to obtain an adequate supply of new tractors or trailers could have a material adverse effect on our results of operations and financial condition.

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry and sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to our operating performance or that of other trucking companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Robert M. Powell, our Chairman and Chief Executive Officer, and James B. Speed, one of our directors, will continue to control a large portion of our outstanding common stock after this offering.

Robert M. Powell, who is a selling shareholder in this offering, beneficially owns 22.4% of our common stock before the offering and will own 11.4% of our common stock after the completion of this offering (7.5% if the entire underwriters’ over-allotment option is exercised). James B. Speed beneficially owns 14.8% of our common stock before the offering and will own 12.2% of our common stock after the completion of this offering. As significant shareholders, Robert M. Powell and James B. Speed will be able to exercise substantial influence over our affairs, including the election of our board of directors and the adoption or extension of anti-takeover provisions, mergers and other business combinations.

Provisions of our charter documents and Delaware law could discourage a takeover or change in control that you may consider beneficial.

Our Restated and Amended Certificate of Incorporation and Amended Bylaws contain certain provisions that could discourage, delay or prevent a change in control of our company, even if such a change would be beneficial to our shareholders. These provisions include a staggered board of directors, authorized “blank check” preferred stock and certain supermajority voting requirements. In addition, provisions of Delaware law could delay or make more difficult a merger or tender offer involving us. These provisions of Delaware law prohibit a publicly held Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder unless particular conditions are met. The provisions of our charter and Delaware law could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

If we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner, we may be adversely affected.

We will be an “accelerated filer,” as defined in Securities and Exchange Commission rules, for the fiscal year ending December 31, 2005, and will be required to include for the first time a management report on our internal control over financial reporting in our annual report on Form 10-K for this fiscal year. We are engaged in an ongoing process, which is both expensive and challenging, of documenting, evaluating, refining and testing the effectiveness of our internal control over financial reporting so that we will be able to issue the required management report on a timely basis. Our independent registered public accounting firm will be required to issue a related attestation report at that time. We cannot assure you that we or our independent registered public accounting firm will conclude that our internal control over financial reporting is effective as of December 31, 2005, in the reports required by Section 404 of the Sarbanes-Oxley Act of 2002. If we or they indicate that our internal control over financial reporting is not effective, or that it is subject to any material weakness, the financial markets may react adversely due to a loss of confidence in the reliability of our financial statements, even if the financial statements do not contain any material misstatements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information that are based on our current beliefs and expectations and assumptions we have made based upon information currently available. Forward-looking statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, may be identified by words such as “will,” “could,” “should,” “believe,” “expect,” “intend,” “plan,” “schedule,” “estimate,” “project” and similar expressions. These statements are based on current expectations and are subject to uncertainty and change. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be realized. If one or more of the risks or uncertainties underlying such expectations materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. Among other things, we cannot assure you that we will be able to continue the recent positive trends identified in this prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” such as improved tractor utilization rates and revenue per mile, decreased maintenance expenses and insurance and claims costs, or the efficient management of our fuel surcharge program. Among the key factors that are not within our control and that may have a direct bearing on operating results are increases in fuel prices, adverse weather conditions, increased regulatory burdens and the impact of increased rate competition. Our results have also been, and will continue to be, significantly affected by fluctuations in general economic conditions, as our tractor utilization is directly related to business levels of shippers in a variety of industries. In addition, shortages of qualified drivers and intense or increased competition for drivers have adversely impacted our operating results and ability to grow and will continue to do so. Results for any specific period could also be affected by various unforeseen events, such as unusual levels of equipment failure or vehicle accident claims. Some of the risks, uncertainties and assumptions that may cause actual results to differ from these forward-looking statements are described above in “Risk Factors” and below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

USE OF PROCEEDS

Our net proceeds from the sale of 2,000,000 shares of common stock in this offering will be approximately $47.3 million, based on the public offering price of $25.00 per share, and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling shareholders.

We intend to use all of our net proceeds for the repayment of outstanding debt under our senior revolving credit facility. As of June 30, 2005, the total amount outstanding under the credit facility was $74.5 million. We use the borrowings under the credit facility primarily to fund the purchase of tractors and trailers and for general working capital purposes. Substantially all of our borrowings under the credit facility during the twelve months ended June 30, 2005, were used for those purposes. The effective interest rate on our borrowings under the credit facility as of June 30, 2005 was 5.1%. The credit facility matures on April 30, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “USAK.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

	Price Range
	High	Low
Year Ended December 31, 2003
First Quarter	$8.27	$6.01
Second Quarter	9.40	7.05
Third Quarter	12.35	9.00
Fourth Quarter	12.00	9.39

Year Ended December 31, 2004
First Quarter	$11.96	$9.50
Second Quarter	12.24	9.05
Third Quarter	13.00	10.25
Fourth Quarter	17.24	11.85

Year Ending December 31, 2005
First Quarter	$27.99	$14.70
Second Quarter	25.15	17.74
Third Quarter (through August 11, 2005)	29.89	24.40

On August 11, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $25.99 per share. As of June 30, 2005, there were approximately 230 owners of record (including brokerage firms and other nominees) of our common stock. We estimate that there were approximately 2,700 beneficial owners of our common stock as of that date.

DIVIDEND POLICY

We have never paid any dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain all of our earnings, if any, for use in the expansion and development of our business.

CAPITALIZATION

(In thousands, except par value and share amounts)

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2005, on an actual basis, and as adjusted to give effect to the issuance and sale of 2,000,000 shares of common stock offered by us hereby at the public offering price of $25.00 per share, and our receipt of our estimated net proceeds from this offering. You should read this table in conjunction with “Selected Consolidated Financial Data and Operating Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to our consolidated financial statements incorporated by reference in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted
Cash and cash equivalents	$1,256	$1,256

Current maturities of long-term debt and capital leases	$19,762	$19,762

Long-term debt and capital leases, less current maturities	$124,293	$76,973

Stockholders’ equity:
Common stock, $0.01 par value, authorized 16,000,000 shares; issued and outstanding 9,373,872 shares (actual) and 11,373,872 shares (as adjusted)	94	114
Additional paid-in capital	14,101	61,401
Retained earnings	80,480	80,480
Treasury stock	(48)	(48)
Unearned compensation	(1,245)	(1,245)

Total stockholders’ equity	93,382	140,702

Total capitalization	$217,675	$217,675

Shares outstanding as of June 30, 2005, excludes 498,800 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $12.42 per share, and 555,000 shares of common stock reserved for future issuance under our stock option plans.

SELECTED CONSOLIDATED FINANCIAL DATA AND OPERATING INFORMATION

(In thousands, except per share data, operating ratio and key operating statistics)

You should read the following Selected Consolidated Financial Data and Operating Information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included in our annual and quarterly reports incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference.” We derived the selected consolidated statement of income and balance sheet data as of and for each of the five years ended December 31, 2004 from our audited financial statements. We derived the selected consolidated statement of income and balance sheet data as of and for each of the six-month periods ended June 30, 2004 and 2005 from our unaudited financial statements. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that we may achieve for the full year.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
Statement of Income Data:
Base revenue	$218,593	$244,396	$268,510	$286,080	$335,880	$165,306	$183,977
Fuel surcharge revenue	7,992	8,045	5,263	12,583	27,225	9,931	24,478

Total revenue	226,585	252,441	273,773	298,663	363,105	175,237	208,455

Operating expenses:
Salaries, wages and employee benefits	92,270	109,508	108,283	109,616	125,953	61,725	69,636
Fuel and fuel taxes	49,303	49,551	47,851	58,740	81,722	37,163	53,843
Depreciation and amortization	26,793	26,418	27,811	30,611	35,871	17,244	20,212
Purchased transportation	2,862	10,728	26,024	24,183	28,317	14,449	12,538
Insurance and claims	13,502	11,590	15,922	18,390	26,224	13,207	12,373
Operations and maintenance	19,402	22,617	21,592	26,518	24,736	13,576	10,474
Operating taxes and licenses	4,248	4,013	4,389	4,682	5,653	2,800	3,051
Communications and utilities	2,802	2,624	2,792	2,967	3,039	1,440	1,542
Loss (gain) on disposal of assets	150	511	(166)	(743)	(1,040)	(101)	(681)
Other	9,608	8,906	9,803	12,849	14,831	7,014	9,461

Total operating expenses	220,940	246,466	264,301	287,813	345,306	168,517	192,449

Operating income	5,645	5,975	9,472	10,850	17,799	6,720	16,006
Other expenses (income):
Interest expense	5,408	4,344	3,127	2,557	3,539	1,488	2,727
Other, net	82	(148)	(22)	65	33	11	(2)

Total other expenses	5,490	4,196	3,105	2,622	3,572	1,499	2,725

Income before income taxes	155	1,779	6,367	8,228	14,227	5,221	13,281
Income taxes	61	692	3,765	4,873	6,795	2,885	6,212

Net income	$94	$1,087	$2,602	$3,355	$7,432	$2,336	$7,069

Earnings per common share:
Basic	$0.01	$0.12	$0.28	$0.36	$0.80	$0.25	$0.76
Diluted	$0.01	$0.12	$0.28	$0.36	$0.79	$0.25	$0.74

Weighted average common shares outstanding:
Basic	9,254	9,236	9,310	9,327	9,268	9,302	9,267
Diluted	9,260	9,279	9,348	9,370	9,398	9,385	9,552

Other Financial Data:
Operating ratio (1)	97.4%	97.6%	96.5%	96.2%	94.7%	95.9%	91.3%
EBITDA (2)	$32,356	$32,541	$37,305	$41,396	$53,637	$23,953	$36,220
Capital expenditures, net (3)	32,533	27,044	33,058	53,406	89,379	45,210	31,836

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
Key Operating Statistics:
Base revenue per total mile	$1.143	$1.155	$1.209	$1.236	$1.293	$1.289	$1.304
Average miles per tractor per week	2,190	2,364	2,332	2,341	2,361	2,360	2,441
Empty mile factor (4)	9.2%	9.8%	9.2%	9.0%	8.4%	8.4%	8.7%
Average number of tractors (5)	1,740	1,776	1,882	1,961	2,174	2,140	2,293
Total miles (loaded & empty) (in thousands)	191,318	211,602	222,079	231,389	259,725	128,277	141,049
Average miles per tractor	109,953	120,846	118,001	117,995	119,469	59,943	61,513
Average miles per trip (6)	880	852	859	851	839	839	804
Average unmanned tractor percentage (7)	9.2%	1.2%	5.9%	3.9%	4.9%	5.6%	3.0%
Average age of tractors, at end of period (in months)	23	22	30	25	18	20	17
Average age of trailers, at end of period (in months)	43	51	52	54	39	50	38

	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
Balance Sheet Data:
Total assets	$189,919	$182,411	$188,851	$222,549	$288,154	$264,273	$309,240
Long-term debt and capital leases, including current portion	78,528	69,480	68,595	85,147	140,442	112,163	144,055
Stockholders’ equity	69,981	71,173	74,092	77,496	85,528	80,005	93,382

(1)	Operating ratio is based upon total operating expenses, net of fuel surcharge revenue, as a percentage of base revenue.
(2)	EBITDA is defined as net income before income taxes, interest, depreciation and amortization. Because EBITDA excludes interest and income taxes, it provides insight with respect to our ongoing operating results irrespective of our capital structure, and because EBITDA excludes depreciation and amortization, it provides a basis for measuring our financial performance unrelated to historical costs or carrying values of long-lived assets. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. Our management uses EBITDA internally to evaluate our performance against our peer companies. Our senior credit facility also requires us to report EBITDA to our lenders to assist them in understanding our operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) and should not be considered in isolation or as an alternative to operating income, as determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, as determined in accordance with GAAP, as a measurement of our liquidity. There are material limitations on the use of EBITDA as a financial measure. For example, EBITDA does not measure the capital we require to maintain our fixed assets and does not take into account the total amount of interest we pay on outstanding debt, nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. In addition, EBITDA does not necessarily indicate whether cash flow will be sufficient or available for our cash requirements. Moreover, since EBITDA is not defined by GAAP, other companies within our industry who disclose EBITDA data may not calculate EBITDA on the same basis as we do. The following table presents a reconciliation of EBITDA to our net income for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(Unaudited, in thousands)
Net income	$94	$1,087	$2,602	$3,355	$7,432	$2,336	$7,069
Income tax expense	61	692	3,765	4,873	6,795	2,885	6,212
Depreciation and amortization	26,793	26,418	27,811	30,611	35,871	17,244	20,212
Interest expense	5,408	4,344	3,127	2,557	3,539	1,488	2,727

EBITDA	$32,356	$32,541	$37,305	$41,396	$53,637	$23,953	$36,220

(3)	Capital expenditures, net is based upon purchases of property and equipment for cash and under capital lease arrangements less proceeds from the sale of property and equipment.
(4)	The empty mile factor is the number of miles traveled between loads as a percentage of total miles traveled.
(5)	Average number of tractors includes company-operated tractors plus owner-operator tractors.
(6)	Average miles per trip is based upon loaded miles divided by the number of shipments using company-operated and owner-operator tractors. It does not include third party logistics or freight brokerage shipments.
(7)	Average unmanned tractor percentage is the average percentage, for each month end during the period, of company-operated tractors to which a driver is not assigned.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto and other financial information that is included in the annual and quarterly reports incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference.”

Overview

We operate in the for hire truckload segment of the trucking industry. Customers in a variety of industries engage us to haul truckload quantities of freight, with the trailer we use to haul that freight being assigned exclusively to that customer’s freight until delivery. We generally charge customers for these services on a per-mile basis. We have three operating divisions through which we provide these services, and we aggregate the financial data for those divisions for purposes of our public reporting. We refer to our three operating divisions as General Freight, Regional Freight and USA Logistics.

General Freight.  Our General Freight division provides truckload freight services as a medium-haul common carrier. In the truckload industry, companies whose average length of haul is more than 800 miles but less than 1,200 miles are often referred to as medium-haul carriers. Our average length of haul has been within that range throughout our history. We have provided general freight services since our inception, and we derive the largest portion of our revenues from these services.

Regional Freight.  Regional freight refers to truckload freight services that involve a length of haul of approximately 500 miles. Beginning in 2004, in order to aid in driver recruitment and retention and to participate in the largest market segment within the truckload market, we began to accept shipments that originate and terminate within a smaller geographic area. Currently, we conduct regional freight operations in the areas around our facilities located in Van Buren, Arkansas and Butler Township, Ohio.

USA Logistics.  Our USA Logistics division provides three services to our customers:

•	Dedicated freight. Dedicated freight services are a variation of our general freight services, whereby we agree to make our equipment and drivers available to a specific customer for shipments over particular routes at specified times. In addition to serving specific customer needs, our dedicated freight services aid in driver recruitment and retention.

•	Third party logistics. We provide a variety of freight handling services for our customers, including arranging for the transportation of freight.

•	Freight brokerage. We match a customer’s shipments with available equipment of other carriers, when it is not feasible to use our own equipment.

We provide third party logistics and freight brokerage services as a complement to our truckload freight services. We provide these services primarily to our existing freight customers, many of whom prefer to rely on a single carrier, or a small group of carriers, to provide all of their transportation needs. To date, a significant majority of our third party logistics and freight brokerage customers have also engaged us to provide truckload freight services.

Results of Operations

Executive Overview

Our operating ratios for the quarter and six months ended June 30, 2005 represented our strongest performance in six years, as we produced an operating ratio of 89.9% for the quarter and 91.3% for the six-month period. Our base revenue, net income and diluted earnings per share were all higher than for any previous quarter or six-month period in our public history. For the first time since the second quarter of 1999, we have posted an operating ratio below 90%. That is an important step toward our goal of maintaining an operating ratio of 88% or better.

Our overall base revenue per total mile increased 1.2% for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. However, continued solid freight demand made it possible for us to increase base revenue per total mile for our truckload freight operations in which we used our own tractors or owner-operators by 3.7% for the same periods. This increase in base revenue per total mile, along with 7.1% growth in our tractor fleet, paved the way for the record base revenue.

Over the past several years, we have meticulously benchmarked our operating statistics primarily against those of 1998, which is a year that produced some of the strongest operating statistics in our public history. This benchmarking program continues to yield benefits. The program’s 2005 focus has been on insurance and claims costs, fleet maintenance costs and tractor utilization, which we measure as average miles per tractor per week. Following implementation of our improved accident prevention and claims management programs and our eight-quarter fleet modernization efforts, insurance and claims costs were down 6.3% and operations and maintenance costs were down 22.8% during the six months ended June 30, 2005 compared to the same period of 2004, despite a 10.0% increase in total miles between the same time periods. Tractor utilization increased 3.4% for the six months ended June 30, 2005 compared to the same period of 2004. Maintenance costs per mile have returned to their benchmark levels, and we are now focusing on implementing processes we have developed to return insurance and claims costs and tractor utilization to their benchmark levels. We are also using our benchmarking program to develop new margin improvement initiatives designed to improve upon the sub-90% operating ratio for the most recent quarter.

In addition to the margin pressures identified by our benchmarking program, we are facing the additional challenges of a tight driver market, high oil prices and the substantial costs and effort required to comply with increased regulatory burdens such as those imposed under the Sarbanes-Oxley Act of 2002.

Note Regarding Presentation

By agreement with our customers, and consistent with industry practice, we add a graduated fuel surcharge to the rates we charge our customers as diesel fuel prices increase above an industry-standard baseline price per gallon. The surcharge is designed to approximately offset increases in fuel costs above the baseline. Fuel prices are volatile, and the fuel surcharge therefore increases our revenue at different rates for each period. We believe that comparing operating costs and expenses to total revenue, including the fuel surcharge, could provide a distorted comparison of our operating performance, particularly when comparing results for current and prior periods. Therefore, we have used base revenue, which excludes fuel surcharge revenue, and, instead, taken the fuel surcharge as a credit against the fuel and fuel taxes line item in the table below. We believe that this presentation is a more meaningful measure of our operating performance than a presentation comparing operating costs and expenses to total revenue, including the fuel surcharge.

We do not believe that a reconciliation of the information presented on this basis and corresponding information comparing operating costs and expenses to total revenue would be meaningful. Data regarding both total revenue, which includes the fuel surcharge, and base revenue, which excludes the fuel surcharge, is included in “Selected Consolidated Financial Data and Operating Information” included in this prospectus.

Our third party logistics and freight brokerage services do not typically involve the use of our tractors and trailers. Therefore, an increase in these revenues tends to cause expenses related to our operations that do involve our equipment — including depreciation and amortization expense, operations and maintenance expense, salaries, wages and employee benefits, and insurance and claims expense — to decrease as a percentage of base revenue, and a decrease in these revenues tends to cause those expenses to increase as a percentage of base revenue. Since changes in third party logistics and freight brokerage revenues generally affect all such expenses, as a percentage of revenue, we do not specifically mention it as a factor in our discussion of increases or decreases in those expenses in the period-to-period comparisons below.

The following period-to-period comparisons should be read in conjunction with the table below and our consolidated statements of income and accompanying notes included in our annual and quarterly reports incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference.”

The following table sets forth the percentage relationship of certain items to base revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Base revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Operating expenses and costs:
Salaries, wages and employee benefits	40.3	38.3	37.5	37.3	37.9
Fuel and fuel taxes (1)	15.9	16.1	16.2	16.5	16.0
Depreciation and amortization	10.4	10.7	10.7	10.4	11.0
Purchased transportation	9.7	8.5	8.4	8.7	6.8
Insurance and claims	5.9	6.4	7.8	8.0	6.7
Operations and maintenance	8.1	9.3	7.4	8.2	5.7
Operating taxes and licenses	1.6	1.7	1.7	1.7	1.7
Communications and utilities	1.0	1.0	0.9	0.9	0.8
Gain on disposal of property and equipment	(0.1)	(0.3)	(0.3)	(0.1)	(0.4)
Other	3.7	4.5	4.4	4.3	5.1

Total operating expenses	96.5	96.2	94.7	95.9	91.3

Operating income	3.5	3.8	5.3	4.1	8.7

Other expenses (income):
Interest expense	1.2	0.9	1.1	0.9	1.5
Other, net	(0.1)	—	—	—	—

Total other expenses	1.1	0.9	1.1	0.9	1.5
Income before income taxes	2.4	2.9	4.2	3.2	7.2
Income tax expense	1.4	1.7	2.0	1.8	3.4

Net income	1.0%	1.2%	2.2%	1.4%	3.8%

(1)	Net of fuel surcharge revenue.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Base revenue increased 11.3% from $165.3 million for the six months ended June 30, 2004 to $184.0 million for the six months ended June 30, 2005. While our overall base revenue per total mile increased 1.2%, continued solid freight demand made it possible for us to increase base revenue per total mile for our truckload freight operations in which we used our own tractors or owner-operators by 3.7% for the same periods. This increase in base revenue per total mile, along with a 7.1% expansion in the average number of tractors operated from 2,140 (including 43 owner-operators) to 2,293 (including 33 owner-operators), resulted in our record base revenue. These factors were partially offset by a decline in base revenue generated by our third party logistics services. Increases in base revenue per total mile tend to reduce expenses as a percentage of base revenue, and vice versa. Thus the increase in base revenue per total mile in the first six months of 2005 had a favorable impact on each of the expense categories discussed in the following paragraphs.

The increase in salaries, wages and employee benefits expense, as a percentage of base revenue, was the result of an increase in driver pay, which was implemented in mid-December 2004, and an increase in non-driver wages. The effects of these increases were partially offset by a slight decrease in the cost of employee benefits resulting from improved medical claims experience.

The decrease in fuel and fuel taxes, as a percentage of base revenue, was mainly due to an increase in the portion of fuel price increases that we were able to recover from our customers in the form of fuel surcharges and a 1.2% increase in our fleet’s fuel efficiency. These factors, together with the increase in average revenue per mile, offset a significant increase in the average price per gallon of diesel fuel.

The increase in depreciation and amortization expense, as a percentage of base revenue, was largely due to the higher costs of new tractors and an increase in the size of our trailer fleet resulting from our accelerated purchasing schedule during 2004, which we implemented to take advantage of favorable pricing. Our ratio of company-operated trailers to tractors reached a peak of 2.60-to-1 at the end of December 2004 and has been steadily declining since that time. At June 30, 2005 the trailer to tractor ratio was 2.49-to-1.

The decrease in insurance and claims expense, as a percent of base revenue, was primarily due to a decrease in expenses associated with bodily injury and property damage claims and a reduction in expenses associated with accident damage to our own revenue equipment. The decrease in costs is attributable to a $1.6 million charge during the second quarter of 2004 for an adverse jury verdict on a lawsuit stemming from a 2002 motor vehicle accident. To a lesser extent, the decrease in costs is attributed to the decline in the frequency of Department of Transportation-reportable accidents from 188 accidents in the six months ended June 30, 2004 compared to 113 in the six months ended June 30, 2005. These factors were partially offset by an increase in insurance premiums.

The decrease in purchased transportation expense, as a percentage of base revenue, was primarily due to a decrease in the amounts we paid to other trucking companies in connection with our third party logistics services and, to a lesser extent, a decrease in the number of owner-operators. Owner-operators are independent contractors who provide their own tractors (including tractor maintenance), fuel and most insurance and drive for us on a contract basis for a fixed rate per mile that is higher than we pay to our drivers, who are not directly responsible for these expenses. Purchased transportation is comprised of owner-operator fees and amounts we pay to other trucking companies that we engage in connection with our third party logistics services, freight brokerage services and operations in Mexico.

The decrease in operations and maintenance expense, as a percentage of base revenue, was mainly due to the reduced average age of our tractor fleet from 20 months as of June 30, 2004 to 17 months as of June 30, 2005, and of our trailer fleet from 50 months to 38 months on those same dates.

The increase in other expense, as a percentage of base revenue, was due to an increase in the amount spent on driver recruiting and the costs associated with auditing and legal services related to compliance with federal regulations. Other operating expenses consist of costs incurred for advertising expense, driver recruiting expense and administrative costs.

The increase in interest expense, as a percentage of base revenue, was primarily due to an increase in the average amount of debt outstanding and to increases in interest rates related to our outstanding debt. The increase in average debt outstanding resulted from the ongoing aggressive revenue equipment trade schedule we implemented beginning in 2003 to reduce the average ages of our tractor and trailer fleets.

Our effective tax rate decreased from 55.3% to 46.8%. Income tax expense varies from the amount computed by applying the federal tax rate of 35% to income before income taxes primarily due to state income taxes, net of federal income tax effect, adjusted for permanent differences, the most significant of which is the effect of the per diem pay structure for drivers. Drivers may elect to receive non-taxable per diem pay in lieu of a portion of their taxable wages. This per diem program increases our drivers’ net pay per mile, after taxes, while decreasing gross pay, before taxes. As a result, salaries, wages and employee benefits are slightly lower, and our effective income tax rate is higher than the statutory rate. As pre-tax income increases, the impact of the driver per diem program on our effective tax rate decreases because per diem pay becomes smaller in relation to pre-tax income. Due to the partially nondeductible effect of per diem, our tax rate will fluctuate in future periods based on fluctuations in earnings and in the number of drivers who elect to receive this pay structure.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our base revenue increased 17.4% from $286.1 million in 2003 to $335.9 million in 2004. This increase was due primarily to an increase of 10.9% in the average number of tractors operated from 1,961 (including 39 owner-operators) in 2003 to 2,174 (including 43 owner-operators) in 2004, an increase of 4.6% in base revenue per total mile and, to a lesser extent, an improvement in our empty mile factor and an increase in the number of workdays from 252 in 2003 to 253 in 2004.

The empty mile factor decreased from 9.0% of total miles in 2003 to 8.4% of total miles in 2004. The decreased empty mile factor was primarily the result of improved freight demand in our operating areas and, to a lesser extent, reduced quantities of inbound loads into areas where there were few available outbound loads.

The decrease in salaries, wages and employee benefits expense, as a percentage of base revenue, was primarily the result of an increase in average base revenue per mile. These effects were partially offset by an increase in monetary incentive compensation accrued for employees due to our improved financial performance from 2003 to 2004 and an increase in the cost of employee medical benefits expense.

We increased driver pay effective in mid-December 2004. The pay increase impacted approximately 80% of our drivers and was comprised of a one-cent per mile increase for all eligible drivers plus an additional one-cent per mile for eligible drivers with zero to nine months of experience. Affected drivers received an average pay increase of approximately $0.0126 per mile. The increase was intended to address driver recruiting and retention objectives by maintaining our pay scale’s competitive position relative to our peers with whom we directly compete for drivers.

The decrease in operations and maintenance expense, as a percentage of base revenue, was primarily due to decreased direct repair costs resulting from a decrease in the average age of our revenue equipment.

The increase in insurance and claims expense, as a percent of base revenue, was primarily due to an increase in expenses associated with bodily injury and property damage claims as a result of our continued efforts to settle and litigate certain older claims and, to a lesser extent, an increase in expenses associated with accident damage to our own revenue equipment.

Our effective tax rate decreased from 59.2% in 2003 to 47.8% in 2004. The effective rates varied from the statutory federal tax rate of 35% primarily due to state income taxes and certain non-deductible expenses, including the per diem pay structure that we implemented in April 2002.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our base revenue increased 6.5% from $268.5 million in 2002 to $286.1 million in 2003. This increase was due primarily to an increase of 4.2% in the average number of tractors operated from 1,882 (including 74 owner-operators) in 2002 to 1,961 (including 39 owner-operators) in 2003 and an increase of 2.3% in base revenue per total mile. These effects were partially offset by a decrease in the number of workdays from 253 in 2002 compared to 252 in 2003.

Our empty mile factor decreased from 9.2% of total miles in 2002 to 9.0% of total miles in 2003. The decreased empty mile factor was primarily the result of improved freight demand in our operating areas and, to a lesser extent, reduced quantities of inbound loads into areas where there were few available outbound loads.

The decrease in salaries, wages and employee benefits expense, as a percentage of base revenue, was primarily the result of our implementing a reduction in the drivers’ pay rate per mile in December 2002 and a per diem pay program for drivers in April 2002, an increase in average base revenue per mile and a decrease in employee medical benefit expenses. Although the deductibility of per diem payments is limited, there are certain tax benefits to drivers that allow us to decrease overall wages per mile for those drivers who elect to receive the per diem payments. These effects were partially offset by a decrease in the average number of owner-operators in our fleet from 74 in 2002 to 39 in 2003.

The increase in depreciation and amortization expense, as a percentage of base revenue, was due to slightly higher depreciation expense as a result of the decreased salvage value on tractors that we chose not to trade in accordance with our pre-2002 trade cycle and an increase in new tractor pricing in 2003. The decrease in average number of owner-operators also contributed to the increase.

The increase in operations and maintenance expense, as a percentage of base revenue, was primarily due to increased maintenance expense on tractors that we chose not to trade in accordance with our pre-2002 trade cycle and, to a lesser extent, the decrease in the size of our owner-operator fleet.

The decrease in purchased transportation expense, as a percentage of base revenue, was primarily due to the decrease in the size of our owner-operator fleet. This effect was partially offset by an increase in the amounts we paid to other trucking companies in connection with our third party logistics and freight brokerage services.

The increase in insurance and claims expense, as a percentage of base revenue, was primarily due to an increase in adverse claims accruals, and, to a lesser extent, an increase in liability, cargo and workers’ compensation insurance premiums.

The increase in other costs, as a percentage of base revenue, was primarily due to an increase in recruiting expense to reduce the number of unmanned tractors as described above.

Our effective tax rate increased from 59.1% in 2002 to 59.2% in 2003. The effective rates varied from the statutory federal tax rate of 34% primarily due to state income taxes and certain non-deductible expenses including a per diem pay structure that we implemented in April 2002. Due to the partially nondeductible effect of per diem, our tax rate will fluctuate in future periods based on fluctuations in earnings and in the number of drivers who elect to receive this pay structure.

Seasonality

In the trucking industry, revenues generally decrease as customers reduce shipments during the winter holiday season and as inclement weather impedes operations. At the same time, operating expenses increase, due primarily to decreased fuel efficiency and increased maintenance costs. Future revenues could be impacted if our customers, particularly those with manufacturing operations, reduce shipments due to temporary plant closings. Historically, many of our customers have closed their plants for maintenance or other reasons during January and July.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of our last ten quarters through June 30, 2005. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

Quarters Ended

(In thousands, except per share data and operating ratio)

	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
Base revenue	$65,714	$72,265	$73,916	$74,185	$79,506	$85,800	$85,419	$85,155	$90,441	$93,536
Fuel surcharge revenue	3,673	3,131	2,852	2,927	4,097	5,834	6,949	10,345	10,602	13,876

Total revenue	69,387	75,396	76,768	77,112	83,603	91,634	92,368	95,500	101,043	107,412
Total operating expenses	69,930	71,043	72,980	73,862	80,590	87,928	87,324	89,465	94,454	97,995
Operating (loss) income	(543)	4,353	3,788	3,250	3,013	3,706	5,044	6,035	6,589	9,417
Net (loss) income	$(1,148)	$1,853	$1,510	$1,140	$997	$1,339	$2,049	$3,047	$2,734	$4,335
Diluted (loss) earnings per common share	$(0.12)	$0.20	$0.16	$0.12	$0.11	$0.14	$0.22	$0.32	$0.29	$0.45
Diluted weighted average common shares outstanding	9,321	9,352	9,364	9,384	9,384	9,389	9,396	9,433	9,538	9,563
Operating ratio (1)	100.8%	94.0%	94.9%	95.6%	96.2%	95.7%	94.1%	92.9%	92.7%	89.9%

(1)	Operating ratio is based upon total operating expenses, net of fuel surcharge revenue, as a percentage of base revenue.

Inflation

Although most of our operating expenses are inflation sensitive, the effect of inflation on revenue and operating costs has been minimal in recent years. The effect of inflation-driven cost increases on our overall operating costs would not be expected to be greater for us than for our competitors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The most significant accounting policies and estimates that affect our financial statements include the following:

•	Revenue recognition based on relative transit time in each period and direct expenses as incurred. The total revenue that we record upon dispatch is recognized in one or more reporting periods based on the estimated percentage of the delivery service, using a bill-by-bill analysis, that has been completed at the end of the reporting period.

•

Selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers.  We operate a significant number of tractors and trailers in connection with our business. We may purchase this equipment or acquire it under capital leases. We depreciate purchased equipment on the straight-line method over the estimated useful life down to an estimated salvage or trade-in value. We initially record equipment acquired under capital leases at the net present value of the minimum lease payments and amortize it on the straight-line method over the lease term. Depreciable lives of tractors and trailers range from three years to ten years. We estimate the salvage value at the expected date of trade-in or sale based on the expected market values of equipment at the time of disposal. We routinely monitor used tractor and trailer values and adjust depreciable lives, depreciation expense and salvage values of our tractors and trailers as necessary to keep their values in line with expected market values at the time of disposal.

•	Estimates of accrued liabilities for claims involving bodily injury, physical damage losses, employee health benefits and workers’ compensation. We record both current and long-term claims accruals at the estimated ultimate payment amounts based on individual case estimates. The current portion reflects the amounts of claims expected to be paid in the next twelve months. In making the estimates we rely on our experience with similar claims, negative or positive developments in the case and similar factors. We do not discount our claims liabilities.

•	Allowance for doubtful accounts. We extend credit to our customers in the normal course of business. We perform ongoing credit evaluations and generally do not require collateral. We maintain reserves for potential credit losses based upon our loss history, aging analysis and ongoing risk assessment of specific customers. Such losses have been within our expectations. Accounts receivable are comprised of a diversified customer base that results in a lack of concentration of credit risk.

•	Stock-based compensation. We account for stock-based compensation to employees based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under Opinion No. 25, if the exercise price of employee stock options equals the market price of the underlying stock on the grant date, no compensation expense is recorded. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. This policy will change in January 2006 with the implementation of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

We periodically re-evaluate these policies as circumstances change. Together with the effects of the matters discussed above, these factors may significantly impact our consolidated results of operations, financial position and cash flow from period to period.

Fuel Availability and Cost

The motor carrier industry is dependent upon the availability of fuel. Fuel shortages or increases in fuel taxes or fuel costs have adversely affected our profitability and will continue to do so. Fuel prices have fluctuated widely and fuel taxes have generally increased in recent years. We have not experienced difficulty in maintaining necessary fuel supplies, and in the past we generally have been able to partially offset increases in fuel costs and fuel taxes through increased freight rates and through a fuel surcharge that increases incrementally as the price of fuel increases above a certain baseline price. Typically, we are not able to fully recover increases in fuel prices through rate increases and fuel surcharges, primarily because those items do not provide any benefit with respect to empty and out-of-route miles, for which we do not receive compensation from customers. We do not have any long-term fuel purchase contracts and we have not entered into any hedging arrangements that protect us against fuel price increases. Overall, we experienced higher fuel prices per gallon in 2004 and the first six months of 2005 than in 2003 and 2002.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. From time to time, we enter into operating leases that are not reflected in our balance sheet.

Liquidity and Capital Resources

The continued growth of our business has required significant investments in new equipment. We have financed new tractor and trailer purchases with cash flows from operations, the proceeds from sales or trades of used equipment, borrowings under our senior credit facility and capital lease-purchase arrangements. We have historically met our working capital needs with cash flows from operations and with borrowings under the senior credit facility. We use the senior credit facility to minimize fluctuations in cash flow needs and to provide flexibility in financing revenue equipment purchases.

Cash and cash equivalents totaled $1.3 million and $1.2 million at June 30, 2005 and December 31, 2004, respectively. During the six months ended June 30, 2005, we used cash provided from operations of $27.2 million, proceeds from sale of property and equipment of $12.7 million and net borrowings under our senior credit facility of $10.9 million to purchase revenue equipment and other property and equipment totaling $35.6 million, reduce outstanding capital lease obligations by $13.2 million and reduce our note payable by $2.0 million. During the six months ended June 30, 2004, we used cash provided from operations of $18.1 million, proceeds from sale of property and equipment of $9.9 million and net borrowings under our senior credit facility of $25.0 million to purchase revenue equipment and other property and equipment totaling $46.4 million and reduce outstanding capital lease obligations by $6.7 million.

The following table represents our outstanding contractual obligations at June 30, 2005, excluding letters of credit:

Payments Due By Period

(In thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-term debt obligations (1)	$74,469	$—	$74,469	$—	$—
Capital lease obligations (2)	78,773	22,058	50,133	6,582	—
Revenue equipment purchase obligations (3)	146,915	101,500	45,415	—	—
Financing note	1,035	1,035	—	—	—

Total	$301,192	$124,593	$170,017	$6,582	$—

(1)	Long-term debt obligations, excluding letters of credit in the amount of $1.7 million, consist of our senior credit facility, which matures on April 30, 2007 as described below.
(2)	Capital lease obligations in this table include interest payments not included in the balance sheet.
(3)	Revenue equipment purchase obligations are cancelable by us upon advance notice.

Our principal sources of available liquidity are cash provided by operating activities, the $13.8 million we had available under our senior credit facility at June 30, 2005, proceeds from sales of revenue equipment and capital leases. We have generated between approximately $32.9 million and $38.0 million of cash provided by operating activities annually for the years 2002 through 2004 and have generated $27.2 million of cash provided by operating activities through the first six months of 2005. We currently have $31.0 million of availability for new capital leases under our existing lease facilities.

We believe that the proceeds of this offering and our traditional sources of capital, after we use a portion of the proceeds of this offering to repay amounts outstanding under our senior credit facility, will be sufficient to fund the expenditures we anticipate making in 2005 and 2006. We have recently begun preliminary discussions with the agent bank under our senior credit facility regarding a potential restructuring of that facility to take advantage of favorable market conditions and to meet our potential long-term expenditure needs beyond 2006. We may consider additional financing sources, possibly including additional public or private offerings of securities.

On March 10, 2005, we amended our existing senior credit facility. The amendment increased the maximum borrowing availability to $90.0 million, from $75.0 million, including letters of credit not exceeding $10.0 million. The amendment was entered into pursuant to our right under the senior credit facility to request an increase in the maximum borrowing amount by up to $15.0 million. Our senior credit facility matures on April 30, 2007, and at any time prior to that date, subject to certain conditions, we have the option to convert the balance outstanding to a four-year term loan requiring 48 equal monthly principal payments plus interest.

Our senior credit facility bears variable interest based on the agent bank’s prime rate, the federal funds rate plus a certain percentage or the London Interbank Offered Rate (commonly referred to as “LIBOR”) plus a certain percentage, which is determined based on our attainment of certain financial ratios. As of June 30, 2005, the effective interest rate was 5.1%. A quarterly commitment fee is payable on the unused credit line at a rate which is determined based on our attainment of certain financial ratios. Our credit facility is collateralized by accounts receivable and otherwise unencumbered tractors.

The senior credit facility contains various covenants which require us to meet certain quarterly financial ratios. As of June 30, 2005, we were in compliance with the covenants.

As of June 30, 2005, our net capital expenditures forecast was approximately $25.7 million for the remainder of 2005, approximately $23.0 million of which relates to revenue equipment. We routinely evaluate our equipment acquisition needs and adjust our purchase schedule from time to time based on our analysis of factors such as freight demand and the availability of drivers. Our forecast reflects our decision to reschedule for 2006 the purchase of some tractors and trailers we had originally scheduled for purchase in 2005. We may cancel any or all of our equipment purchase commitments by giving notice to the applicable vendor at least 75 days before the scheduled delivery date. During the six months ended June 30, 2005, we made $31.8 million of net capital expenditures, including $29.2 million for revenue equipment purchases and $2.0 million for a 33,000 square-foot addition to our executive offices and headquarters. Although we have not finalized our plans for 2006 capital expenditures, we anticipate that our net capital expenditures for 2006 will equal or exceed our net capital expenditures anticipated for 2005.

Qualitative and Quantitative Disclosures about Market Risk

We experience various market risks, including changes in interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk.  We are exposed to interest rate risk primarily from our senior credit facility. The senior credit facility, as amended, provides for borrowings that bear interest at variable rates based on either a prime rate or the LIBOR. At June 30, 2005, we had $74.5 million outstanding pursuant to our senior credit facility. Beginning in March 2003, we maintained an interest rate swap agreement, with a notional amount of $10.0 million, which was intended as a hedge against our exposure to variability in future cash flow resulting from changes in interest rates under our senior credit facility. The swap agreement terminated on March 27, 2005.

Foreign Currency Exchange Rate Risk.  We require all customers to pay for our services in U.S. dollars. Although the Canadian Government makes certain payments, such as tax refunds, to us in Canadian dollars, any foreign currency exchange risk associated with such payments is not material.

Commodity Price Risk.  Fuel prices have fluctuated greatly and have generally increased in recent years. In some periods, our operating performance was adversely affected because we were not able to fully offset the impact of higher diesel fuel prices through increased freight rates and fuel surcharges. We cannot predict the extent to which high fuel price levels will continue in the future or the extent to which fuel surcharges could be collected to offset such increases. We do not have any long-term fuel purchase contracts, and we have not entered into any hedging arrangements, that protect us against fuel price increases. Volatile fuel prices will continue to impact us significantly. A significant increase in fuel costs, or a shortage of diesel fuel, could materially and adversely affect our results of operations. These costs could also exacerbate the driver shortages our industry experiences by forcing independent contractors to cease operations.

Controls and Procedures

We were not an “accelerated filer,” as defined in Securities and Exchange Commission rules, for the fiscal year ended December 31, 2004. Therefore, we were not required to prepare a management report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules of the Commission. We will be an accelerated filer for the fiscal year ending December 31, 2005, and we will be required to include a management report on our internal control over financial reporting in our annual report on Form 10-K for this fiscal year. We have been engaged in an intensive process, under the supervision of senior management, of documenting, evaluating, refining and testing the effectiveness of our accounting controls and procedures. We anticipate that we will be able to deliver the management report on our internal control over financial reporting in a timely manner, but we cannot assure you that we will be able to do so. We also cannot assure you that we and our independent registered public accounting firm will conclude that our internal control over financial reporting is effective and free of any material weaknesses as of December 31, 2005, when we deliver our management report and our independent registered public accounting firm delivers its attestation report on our assessment of our internal control over financial reporting.

BUSINESS

We are a dry van truckload carrier transporting general commodities throughout the continental United States and into and out of Mexico and portions of Canada. For shipments into Mexico, we transfer our trailers to tractors operated by Mexican trucking companies, with which we have contracts, at our facility in Laredo, Texas. We transport many types of freight and provide complementary third party logistics and freight brokerage services for a diverse customer base. During the six months ended June 30, 2005, we served approximately 800 customers in numerous industries. We provide our services for such industries as industrial machinery and equipment, rubber and plastics, retail stores, paper products, durable consumer goods, metals, electronics and chemicals. Approximately 36% of our total revenue in the six months ended June 30, 2005 was derived from Standard & Poor’s 500 customers. We conduct our operations through three operating divisions: General Freight, Regional Freight and USA Logistics.

Our General Freight division transports freight over irregular routes, with a medium length of haul, generally defined as between 800 and 1,200 miles per trip. This division accounted for approximately 80% of our base revenue in 2004 and 79% in the six months ended June 30, 2005. Our Regional Freight division provides truckload carrier services with a length of haul of approximately 500 miles. We conduct our Regional Freight operations in the areas around our facilities in Van Buren, Arkansas and Butler Township, Ohio. This division accounted for approximately 3% of our base revenue in 2004 and 5% in the six months ended June 30, 2005. We offer three services through our USA Logistics division: dedicated freight, third party logistics and freight brokerage. We use our own trucks to provide dedicated freight services, whereby we agree to make our equipment available to a specific customer for shipments over particular routes at specified times. Our third party logistics and freight brokerage services do not involve transporting freight with our equipment, and we provide these services primarily as supplemental services to customers who have also engaged us to provide truckload freight services. Our USA Logistics division accounted for 17% of our base revenue in 2004 and 16% in the six months ended June 30, 2005.

During economic downturns, demand for the services we offer through our USA Logistics division generally remains more stable than demand for our General Freight and Regional Freight services. Many of our dedicated fleets operate under contracts, some of which contain minimum volume guarantees. In addition, demand for third party logistics and freight brokerage services typically increases during periods of scarce freight demand as trucking companies seek such services to assist them in utilizing their available equipment capacity. Therefore, our USA Logistics division tends to reduce our exposure to general economic fluctuations.

We focus on customers and markets that demand premium service so that we can achieve premium rates and develop long-term, service-oriented relationships. Our executive management team has 134 years of combined experience running USA Truck and a total of 176 years of experience in the trucking industry. Our employees have a thorough understanding of the needs of shippers in many industries. These factors allow us to provide reliable, timely services to our customers. In the six months ended June 30, 2005, approximately 94% of our total revenue was derived from customers that were our customers before 2005, and we have provided services to our top 10 customers for an average of more than eight years. Our top 10 customers accounted for approximately 39% of total revenue for the full year 2004 and approximately 38% of our total revenue for the six months ended June 30, 2005, and no single customer accounted for more than 7% of total revenue in either period.

Since 2001, we have dedicated a substantial effort toward reducing or controlling our operating costs, while still providing premium service to our customers. We have set a target operating ratio of 88% or lower. To achieve this goal we have implemented a thorough cost-control and revenue yield management system using benchmarks. Our benchmarks were derived from peak historical performance levels of over 300 expense and operating categories, many of which occurred in 1998. On a weekly basis, we compare our current performance against our benchmarks in such areas as safety, equipment utilization and fleet maintenance costs. Our commitment to benchmarking has resulted in successively lower operating ratios for the last five consecutive quarters, and our operating ratio was 89.9% in the quarter ended June 30, 2005, the first quarter we have achieved an operating ratio below 90.0% since the second quarter of 1999. Our June 2005 quarter’s operating ratio represents an improvement of 1,110 basis points compared to our operating ratio of 101.0% in the fourth quarter of 2000, the last operating ratio we recorded before we began our aggressive benchmarking program.

Operating Strategy

We run our business by focusing on the following principles:

•	Consistently providing superior service to shippers. Our principal competitive strength is our ability and commitment to consistently provide superior service. Although price is a primary concern to all shippers, many of our customers are high-volume shippers that require a flexible and dependable source of motor carrier service. These customers often have specific requirements, including pickup or delivery within narrow time windows or real-time information about shipment status. Our strategy is to provide a premium service to meet these needs and to charge compensating rates for that service. Key elements of our premium service include the following:

•	We are committed to consistent on-time performance and achieving on-time pick-up and delivery more than 97% of the time, a success rate we exceeded in 2004. During the six months ended June 30, 2005, we achieved on-time pick-up and delivery 96.6% of the time.

•	We provide twenty-four hour a day, seven day a week dispatching and maintenance services.

•	We maintain trailer pools at strategic locations to minimize the time it takes to respond to a customer order. We also provide extra trailers to high-volume shippers for loading and unloading at their convenience.

•	We have strict hiring and performance standards for our drivers and emphasize on-time service in our training.

•	Controlling costs through benchmarking. Our goal is to maintain an operating ratio of 88% or below, which enhances our ability to generate profits and cash flow from our operations with minimal capital requirements from outside sources. To achieve that goal, we are committed to a thorough cost-control system using benchmarks. We compare our current performance in more than 300 areas with our performance in prior years. In the quarter ended June 30, 2005, our operating ratio was 89.9%, the first quarter we have achieved an operating ratio below 90.0% since the second quarter of 1999. Our operating ratio was 94.7% for 2004 and 91.3% for the six months ended June 30, 2005.

•	Gaining efficiencies in our revenue model. We are committed to earning premium rates that are commensurate with our superior service. To achieve the rates we desire, we utilize technology, leverage customer relationships and our premium service reputation and continually upgrade our freight mix by eliminating or re-pricing the least profitable trips. We believe that we can approach peak levels of tractor utilization by employing technology to assist us in securing shipments that are scheduled for pick-up as our tractors unload their previous shipments. Our average miles per tractor per week was 2,361 in 2004 and 2,441 in the six months ended June 30, 2005. The distance traveled between loads as a percentage of total miles traveled, commonly called the “empty mile factor,” is also a key measurement of utilization. We typically do not receive any compensation from customers for empty miles. We try to maintain an empty mile factor consistently below 10.0%, a factor that is affected by our ability to obtain backhaul shipments from locations near the delivery destination of a prior shipment. For 2004, our empty mile factor was 8.4%, the best for any year in our history as a public company. For the six months ended June 30, 2005, our empty mile factor was 8.7%.

•	Adhering to disciplined equipment replacement cycles and maintenance schedules. We believe that late model, well-maintained revenue equipment is essential to profitability, customer service, driver satisfaction and a positive public image. Our policy is to operate our tractors for 36 to 42 months and our trailers for 84 to 120 months before replacement. We believe that replacing equipment at those intervals generally yields the most economically feasible balance of maintenance costs and sale or trade values. We also perform preventive maintenance on our tractor and trailer fleets at regular intervals to improve the sale or trade values and to reduce long-term maintenance costs, customer service failures and driver dissatisfaction.

•	Continually investing in new technology. We continually invest in new and upgraded technology to provide the most efficient service possible to our customers. We provide electronic data interchange arrangements with larger customers, real-time shipment status information, two-way satellite-based messaging and position-locating equipment in all of our tractors, operational software packages designed to enhance service and economic efficiencies and an interactive website providing load tendering and tracing to customers. We have built our information services around an on-site mainframe computer that allows our remote locations to connect to our main office in real time through an extensive local area network. We also use a number of smaller computing platforms to operate software packages such as satellite communications, load matching and optical document storage. We believe our custom-developed software applications provide us flexibility that gives us a competitive advantage in the truckload industry. Our communication and data processing systems also decrease our response times by improving the ability of our operations personnel to balance equipment availability throughout our market area, efficiently match shipments with available equipment and decrease dispatching time by quickly contacting drivers.

•	Developing our management team. We are committed to developing a management team capable of leading our company well into the future. We have invested time and resources to cultivate talent within our organization and believe that we have a management team in place to guide our business for the long term. Our management personnel are partially compensated with performance-based incentives and incentive stock options designed to provide managers with a long-term equity interest in the company.

Growth Strategy

We are committed to controlled, profitable growth. Since our initial public offering, we have increased our base revenue from $63.0 million in 1992 to $335.9 million in 2004, an average compound annual growth rate of 15%. With the exception of one acquisition in 1999, our growth has been internally generated. Our efforts to control expenses, particularly the intensive benchmarking program we have been engaged in since 2001, has contributed to our ability to achieve this growth while maintaining profitability.

We are continuing an aggressive fleet expansion and replacement program. By maintaining disciplined trade-in cycles, we control the average age of our fleet. We have significantly decreased repair and maintenance costs by reducing the average ages of our tractor and trailer fleets to 17 and 38 months, respectively, as of June 30, 2005, compared to their peaks of 33 and 56 months, respectively, as of April 30, 2003. We believe that the expansion of our fleet, together with our disciplined trade-in practices, will also support our growth initiatives and provide additional operational benefits, including improved customer service and higher driver retention. In the six months ended June 30, 2005, we purchased 443 new tractors and 516 new trailers, and we plan to purchase an additional 360 new tractors and 163 new trailers during the remainder of 2005. Our planned acquisitions and dispositions in 2005 will result in a net increase of 217 tractors.

We expect future growth to come from the following areas:

•	Growth with our existing customers and cultivation of new ones. It is our goal to maintain or establish our position as a “core carrier” for certain high-volume customers and to expand our share of those customers’ freight needs. We are also constantly cultivating new customers. During the six months ended June 30, 2005, we added more than 50 new customers.

•	Growth of carefully selected service offerings. We offer an array of services to our customers designed to improve customer satisfaction. Outside of our core General Freight business, we have been growing our Regional Freight division and the complementary services we offer through our USA Logistics division. These services are essential to provide our customers with “one-stop shopping,” which helps us obtain new customers and additional business from existing customers. Our Regional Freight and USA Logistics divisions have experienced higher revenue growth rates since their inceptions than our General Freight division.

•	Expanded Mexican cross-border service. We intend to continue to focus on the growth of our Mexican business. We currently provide service between the continental United States and all points into and out of Mexico through the gateway city of Laredo, Texas. From its inception in 1998 through 2004, the average compound annual growth rate of the total revenue generated by our Mexican business was approximately 38%. Shipments to and from locations into and out of Mexico generated 5.4% of our total revenue during the full year 2004 and 5.9% during the six months ended June 30, 2005.

Industry

According to the American Trucking Associations, the trucking industry in 2004 accounted for approximately $671 billion, or approximately 87.7% of total domestic freight transportation revenue. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity and speed than other surface transportation options.

The trucking industry includes both private fleets and “for hire” carriers. Private fleets consist of trucks owned and operated by shippers that move their own goods. For hire carriers include both truckload and less-than-truckload operations. Truckload carriers dedicate an entire trailer to one customer from origin to destination. Less-than-truckload carriers pick up multiple shipments from multiple shippers on a single truck and then route the goods through terminals or service centers, where freight may be transferred to other trucks with similar destinations for delivery. Truckload carriers typically transport shipments weighing more than 10,000 pounds, while less-than-truckload carriers typically transport shipments weighing less than 10,000 pounds.

We operate primarily in the highly fragmented for hire truckload segment of the market, which according to the American Trucking Associations, accounted for revenues estimated at $312 billion in 2004. The for hire segment is highly competitive and includes thousands of carriers, none of which dominates the market.

Marketing and Sales

We focus our marketing efforts on customers with premium service requirements and heavy shipping needs within our primary operating areas. This permits us to concentrate available equipment strategically so that we can be more responsive to customer needs.

Our marketing department solicits and responds to customer orders and maintains close customer contact regarding service requirements and rates. We typically establish rates through individual negotiations with customers. For our dedicated freight services, rates are fixed under contracts tailored to the specific needs of shippers.

No single customer represents more than 10% of our total revenue. The table below shows the percentage of our total revenue accounted for by our top ten and top five customers and largest customer for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30, 2005
	2002	2003	2004
Top 10 customers	38%	39%	39%	38%
Top 5 customers	24%	24%	25%	22%
Largest customer	7%	6%	7%	5%

We recognize that obtaining shipments through other providers of transportation or logistics services is a significant marketing opportunity. Securing freight through a third party enables us to provide services for high-volume shippers to which we might not otherwise have access, as many of them require their carriers to conduct business with their designated third party logistics provider.

We require customers to have credit approval before dispatch. We bill customers at or shortly after delivery and, for the last three years, receivables collection has averaged approximately 32 days from the billing date.

Within our marketing department, load coordinators are responsible for efficiently matching available equipment with customer shipments, and they serve as the contact with customers’ receiving and shipping personnel. Load coordinators also have primary responsibility for minimizing empty miles and they work closely with other marketing department and operations department personnel to increase equipment utilization and enhance customer service.

Operations and Safety

While we provide our services throughout the continental United States, we conduct most of our freight transport operations east of the Rocky Mountains. Although our General Freight division continues to operate within the medium-haul range of more than 800 but less than 1,200 miles per shipment, our average length of haul has declined in recent periods as our Regional Freight operations and the dedicated freight component of our USA Logistics division have continued to grow. The table below shows our company-wide average length of haul and the average length of haul for our three operating divisions, in miles, for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30, 2005
	2002	2003	2004
Company-wide	859	851	839	804
Operating divisions:
General Freight	877	873	898	892
Regional Freight (1)	—	—	488	511
USA Logistics (dedicated freight)	728	726	649	574

(1)	Our Regional Freight division began operations in the first quarter of 2004.

The average distance traveled between loads as a percentage of total miles traveled, commonly referred to as the empty mile factor, is also a standard measurement in the truckload industry. The empty mile factor generally decreases as average length of haul and density of trucks in an area increase. Therefore, our efforts to decrease our empty mile factor are offset somewhat by the growth of our regional operations. In addition, our commitment to on-time pickup often requires a tractor to travel farther to complete a pickup than it would have to travel if we delayed the pickup until a tractor became available in the area.

Our operations department consists primarily of our fleet managers. Fleet managers supervise approximately 60 drivers each and are our primary contact with those drivers. They monitor the location of equipment and direct its movement in the most efficient and safe manner practicable. The operations department focuses on achieving continual improvement in the areas of safety, customer service, equipment utilization and driver retention.

We continually strive to improve our safety record. In addition to equipping our tractors with sophisticated safety equipment, we have implemented new programs and enhanced existing programs to foster a culture among our drivers and other personnel that encourages the avoidance of accidents and a strong commitment to safe driving practices. Among other things, in late 2003, we transferred responsibility for management of our safety program from our human resources department to our operations department to ensure that the personnel most directly involved with the operation of our fleet on a day-to-day basis are fully informed and committed to our safety program.

Some of the programs that we have designed to maximize fleet safety include, but are not limited to:

•	continual, proactive marketing of safety concepts to drivers in face-to-face settings;

•	a point system to evaluate individual driver safety and to determine the need for further training and eligibility for continued employment;

•	a company-wide communication network to facilitate rapid response to safety failures;

•	an award program that recognizes drivers who successfully complete specified numbers of accident-free miles; and

•	a driver counseling and retraining system.

The evaluation of safety records is one of several criteria we use to hire driver employees. Safe equipment handling techniques are an important part of driver training. We also conduct pre-employment, random and post-accident drug testing in accordance with U.S. Department of Transportation regulations.

Among the safety features with which our tractors are equipped are anti-lock braking systems and electronic governing equipment limiting the maximum speed of our tractors to 63 miles per hour.

Our efforts to improve our safety record have shown positive results. One of the most significant measures of safe performance in our industry is the number of Department of Transportation-reportable accidents per million miles. We had 1.2 DOT-reportable accidents per million miles in the full year 2004, and 0.7 such accidents per million miles in the six months ended June 30, 2005.

Drivers and Other Personnel

Driver recruitment and retention are vital to success in our industry. Recruiting drivers is challenging because our standards are high and because enrollment in driving schools has been declining. Retention is difficult because of wage and job fulfillment considerations. Driver turnover, especially in the early months of employment, is a significant problem in our industry, and the competition for qualified drivers is intense. Although we have had significant driver turnover during certain periods in the past, we have been able to attract and retain a sufficient number of qualified drivers to support our operations. To attract and retain drivers we must continue to provide safe, attractive and comfortable equipment, direct access to management and competitive wages and benefits designed to encourage longer-term employment.

Drivers’ pay is calculated primarily on the basis of miles driven and increases with tenure. In 2004, our drivers averaged 2,395 paid miles per week and in the six months ended June 30, 2005, our drivers averaged 2,360 paid miles per week. We believe our current pay scale is competitive with industry peers.

One of the steps we have taken to control compensation expense is the implementation in 2002 of a per diem driver pay program. Per diem pay, which is not taxable to the driver, is designed to approximately reimburse drivers for meals and other incidental expenses incurred while away from home overnight on business, and is typically paid in lieu of a taxable portion of salary. Per diem payments are slightly lower than the foregone portion of salary and this difference, in addition to certain tax benefits, results in savings to us. Although our ability to deduct per diem payments is limited, there are certain tax benefits to drivers that allow us to decrease overall wages per mile for those drivers who elect to receive the per diem payments. As of June 30, 2005, drivers who drove approximately two-thirds of our total miles had elected to receive per diem payments.

On June 30, 2005, we had approximately 3,100 employees, including approximately 2,400 drivers. None of our employees is represented by a collective bargaining unit. In the opinion of management, our relationship with our employees is good.

Revenue Equipment and Maintenance

Our policy is to replace most tractors within 36 to 42 months from the date of purchase. Because maintenance costs increase as equipment ages, we believe these trade intervals allow us to control our maintenance costs and to economically balance our maintenance costs and the expected sale or trade values of our tractors and trailers. They also permit us to maintain substantial warranty coverage throughout our period of ownership.

We make equipment purchasing and replacement decisions on the basis of various factors, including new equipment prices, the used equipment market, demand for our freight services, prevailing interest rates, technological improvements, fuel efficiency, durability and the availability of drivers. Therefore, depending on the circumstances, we may accelerate or delay the acquisition and disposition of our tractors or trailers from time to time. For example, during 2002 we delayed replacing tractors beyond our targeted trade interval of 42 months, to approximately 60 months, due to a depressed used equipment market, which resulted in increased depreciation charges and maintenance costs in 2002, 2003 and the first quarter of 2004. Since the second quarter of 2003, we have returned to an aggressive tractor and trailer replacement program that has reduced the average age of our fleet and, consequently, our maintenance costs. In 2004, we accelerated our trailer acquisitions to take advantage of favorable pricing on new trailers. This resulted in an increase in our trailer-to-tractor ratio at the end of 2004 compared to the prior year. We expect this ratio to decrease during 2005 as a result of our planned tractor purchases. We believe that the resulting ratio will be sufficient for our anticipated 2005 and 2006 operations and to promote efficiency and provide the flexibility to meet customer needs.

The following table shows the number of units and average age of revenue equipment that we owned or operated under capital leases and our trailer-to-tractor ratio as of the indicated dates:

	Year Ended December 31,			Six Months Ended June 30, 2005
	2002	2003	2004
Tractors:
Acquired	221	686	957	443
Disposed	76	517	807	309
End of period total	1,867	2,036	2,186	2,320
Average age, at end of period (in months)	30	25	18	17

Trailers:
Acquired	717	555	1,940	516
Disposed	74	373	719	428
End of period total	4,279	4,461	5,682	5,770
Average age, at end of period (in months)	52	54	39	38

Ratio of trailers to tractors	2.29:1	2.19:1	2.60:1	2.49:1

During the remainder of 2005, we plan to acquire 360 additional new tractors and 163 additional new trailers. These acquisitions and our planned dispositions during the year will result in a net increase of 217 tractors and a net decrease of 126 trailers for the year.

To simplify driver and mechanic training, control the cost of spare parts and tire inventory and provide for a more efficient vehicle maintenance program, we buy tractors and trailers manufactured to our specifications. In deciding which equipment to buy, we consider a number of factors, including safety, fuel economy, expected resale value and driver comfort. We have a strict preventive maintenance program designed to minimize equipment downtime and enhance sale or trade-in values.

During 2004 and the six months ended June 30, 2005, we financed revenue equipment purchases through our senior credit facility, capital lease-purchase arrangements, the proceeds from sales or trades of used equipment and cash flows from operations. Substantially all of our tractors are pledged to secure our obligations under financing arrangements.

In addition to company-owned tractors, we contract with owner-operators for the use of their tractors and drivers in our operations. At June 30, 2005, 14 owner-operator tractors were under contract with us. The size of our owner-operator fleet varies from time to time as market conditions change. We do not expect that the size of our owner-operator fleet in proportion to our company-owned fleet will increase significantly during the remainder of 2005 or 2006.

In April 2003, we took delivery of our first tractors with the new exhaust gas recirculation engines required by the Environmental Protection Agency. Approximately 89% of our tractors are now equipped with those engines. Beginning January 1, 2007 and 2010, the Environmental Protection Agency’s additional reduced emission standards will go into effect. In anticipation of these emission standards we intend to accelerate our revenue equipment acquisition program and trade intervals before January 1, 2007, to delay the business risk of buying new engines until adequate testing is complete. Our future tractor purchases will depend on our evaluation of these new compliant engines in addition to industry-wide evaluations of the longevity and reliability of the engines.

Technology

We maintain a sophisticated data center using several different computing platforms ranging from personal computers to an IBM mainframe system. We have developed the majority of our software applications internally, including payroll, billing, dispatching, accounting and maintenance programs. We believe that the familiarity and proficiency with these systems we gained through our development efforts give us the ability to meet the ever-changing needs of our customers quickly and efficiently. Our computer systems are monitored 24 hours a day by experienced information services professionals.

The technology we use in our business enhances the efficiency of all aspects of our operations and enables us to deliver consistently superior service to our customers. This technology includes a Qualcomm satellite-based equipment tracking and driver communication system, which allows us to closely monitor the location of all our tractors and to communicate with our drivers in real time. This enables us to efficiently dispatch drivers in response to customers’ requests, to provide real-time information to our customers about the status of their shipments and to provide documentation supporting our assessorial charges, which are charges to customers for things such as loading, unloading or delays. We have also implemented sophisticated software programs, such as load optimization software, which is designed to match available equipment with shipments in a way that best satisfies a number of criteria, including empty miles, the driver’s available hours of service and home-time needs. We also use licensed software that assists us in planning for transfers of loaded trailers between our tractors, allowing us to further enhance efficient allocation of our equipment, improve customer service and take full advantage of our drivers’ available hours of service. This software also improves our ability to get drivers home on a more regular basis. Our other licensed software programs include a sophisticated route-planning software program. We also employ a variety of computing hardware and an assortment of other software programs, many of which were developed internally, that provide the tools necessary for management to make fact-based business decisions and for salespersons to make successful presentations to customers and potential customers.

Insurance and Claims

The primary risks for which we obtain insurance are cargo loss and damage, personal injury, property damage, workers’ compensation and employee medical claims. We self-insure for a portion of claims exposure in each of these areas.

During the policy period beginning October 1, 2004 and ending October 1, 2005, our self-insurance retention levels are $0.75 million for workers’ compensation claims per occurrence, $0.05 million for cargo loss and damage claims per occurrence and $1.0 million for bodily injury and property damage claims per occurrence. We are completely self-insured for physical damage to our tractors and trailers, except that we carry catastrophic physical damage coverage to protect against natural disasters. For medical benefits, we self-insure up to $0.25 million per plan participant per year with an aggregate claim exposure limit determined by our year-to-date claims experience and our number of covered lives. We maintain insurance above the amounts for which we self-insure, to certain limits, with licensed insurance carriers. We have excess general, auto and employer’s liability coverage in amounts substantially exceeding minimum legal requirements, and we believe this coverage is sufficient to protect us against catastrophic loss. Depending on the volatility of the insurance market, our insurance and claims expense could increase or we could raise our self-insured retention levels when our policies are renewed. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs. We are not currently insured for terrorist acts because we believe the potential risk and available coverage levels do not justify the cost of the available coverage. We reevaluate all our coverage decisions on an annual basis.

Legal Proceedings

We are a party to routine litigation incidental to our business, primarily involving claims for personal injury and property damage incurred in the transportation of freight. Though we believe these claims to be routine and immaterial to our long-term financial position, adverse results of one or more of these claims could have a material adverse effect on our financial position, results of operations or cash flow.

Competition

The trucking industry is highly competitive. The truckload segment of the industry is characterized by many small carriers having revenues of less than $1 million per year and relatively few carriers with revenues exceeding $100 million per year. Although the number of firms competing in the truckload segment increased dramatically after industry deregulation in 1980 and the industry remains highly fragmented, the industry continues to undergo consolidation. In addition, the recent challenging economic times have caused the failure of many trucking companies and made entry into the industry more difficult.

We compete primarily with other truckload carriers, shipper-owned fleets and, to a lesser extent, with railroads and less-than-truckload carriers. A number of truckload carriers have greater financial resources, own more revenue equipment and carry a larger volume of freight than we do. We also compete with truckload and less-than-truckload carriers for qualified drivers.

The principal means of competition in the truckload segment of the industry are service and price, with rate discounting being particularly intense during economic downturns. Although we compete primarily on the basis of service rather than rates, rate discounting continues to be a factor in obtaining and retaining business. Furthermore, a depressed economy tends to increase both price and service competition from alternative modes such as less-than-truckload carriers and railroads. We believe that successful truckload carriers are likely to grow primarily by acquiring greater market share and, to a lesser extent, through an increase in the size of the market.

Regulation

We are a motor carrier regulated by the U.S. Department of Transportation and other federal and state agencies. Our business activities in the United States are subject to broad federal, state and local laws and regulations beyond those applicable to most business activities. These regulated business activities include, among other things, service area, routes traveled, equipment specifications, commodities transported, rates and charges, accounting systems, financial reporting and insurance coverages. Our Canadian business activities are subject to similar requirements imposed by the laws and regulations of the Dominion of Canada and provincial laws and regulations.

Motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation, governing interstate operation, and by Canadian provincial authorities. Matters such as weight and equipment dimensions are also subject to federal, state and provincial regulations.

The Federal Motor Carrier Safety Administration of the U.S. Department of Transportation issued a final rule on April 24, 2003 that made significant changes to the regulations governing the hours of service for drivers of commercial motor vehicles that carry freight. Truckload carriers were required to comply with the new rules beginning on January 4, 2004. In general, the new rules are intended to increase safety by giving drivers more opportunity to rest and obtain restorative sleep during each work cycle by, for example, increasing the minimum off duty time during each work cycle. Moreover, under the new rules, the maximum on duty period after which a driver may no longer drive has been shortened and may no longer be extended by time spent off duty (such as meal stops and other rest breaks) once the on duty period has begun. Therefore, delays during a driver’s on duty time (such as those caused by loading/unloading problems) may limit drivers’ available hours behind the wheel, particularly if such delays occur late in an on duty period. This, and other operational issues that the new rules may create, could increase our operating costs. On January 24, 2005, the Administration published a notice of proposed rule-making beginning a 45-day comment period on the hours-of-services rules implemented in January 2004, in response to a decision by the U.S. Court of Appeals for the District of Columbia Circuit in July 2004 that directed the Administration to consider more specifically the regulations’ impact on the health of drivers. Although the court vacated the regulations, Congress has extended their effectiveness until new rules can be adopted, but not later than September 30, 2005, pursuant to the Surface Transportation Extension Act of 2004.

The Environmental Protection Agency adopted new emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines manufactured on or after October 1, 2002. The initial reduction became effective October 1, 2002, with more stringent reductions scheduled to become effective on January 1, 2007 and 2010. Among other things, the regulations require diesel engines to use exhaust gas recirculation technology. Compliance with the regulations has increased the cost of our new tractors and operating expenses while reducing fuel economy, and it is anticipated that the 2007 and 2010 changes will further adversely impact those areas.

We are subject to federal, state, provincial and local environmental laws and regulations. We believe that we are in substantial compliance with such laws and regulations and that costs of such compliance will not have a material adverse effect on our competitive position, operations or financial condition or require a material increase in currently anticipated capital expenditures.

Facilities

Our executive offices and headquarters are located on 63 acres in Van Buren, Arkansas. This facility currently consists of approximately 104,000 square feet of office space, 27,000 square feet of maintenance space, a 2,500 square-foot dock and training and driver housing space within two structures. We are scheduled to move into a recently-completed 33,000 square-foot addition to our executive offices and headquarters in August 2005.

We own and operate several maintenance and driver facilities, including a 32-acre facility in West Memphis, Arkansas, a 20-acre facility in Shreveport, Louisiana, a 44-acre facility in Butler Township, Ohio, and a five-acre facility in Laredo, Texas. We own substantially all of the land on which each of these four facilities is located. We also own an eight-acre facility in Vandalia, Ohio that we no longer operate.

We lease a 10-acre facility containing a shop and transfer building in Bethel, Pennsylvania under a lease expiring in November 2005 with one remaining one-year renewal option and a 10-acre facility containing a shop in Roanoke, Virginia under a lease expiring in January 2009, with an option to terminate the lease in January 2007. We also lease, on a month-to-month basis, an office facility in East Peoria, Illinois and a parking facility in Blue Island, Illinois.

We intend to increase the capacity of our current maintenance facilities and build or lease additional maintenance facilities during the remainder of 2005 and 2006.

MANAGEMENT

Our executive officers and directors and their current ages, positions and years of service with USA Truck, at June 30, 2005, are set forth in the following table.

Name	Age	Position	USA Truck Employee Since	USA Truck Director Since
Robert M. Powell	70	Chairman and Chief Executive Officer, Director	1988	1986
Jerry D. Orler	62	President, Director	1988	1988
Clifton R. Beckham	33	Senior Vice President, Finance and Chief Financial Officer	1994	—
Garry R. Lewis	59	Senior Vice President, Operations	1986	—
Dwain R. Key	43	Senior Vice President, Dedicated Services/Logistics	1987	—
Brandon D. Cox	33	Senior Vice President, Marketing	1994	—
Michael E. Brown	38	Vice President, Maintenance	2003	—
Michael R. Weindel, Jr.	36	Vice President, Human Resources, Recruiting and Training	1991	—
James B. Speed	71	Director	—	1988
Roland S. Boreham, Jr.	80	Director	—	1992
Joe D. Powers	64	Director	—	2000
Terry A. Elliott	59	Director	—	2003
William H. Hanna	44	Director	—	2005

Robert M. Powell.  Mr. Powell has served as Chairman of the Board since October 2000, Chief Executive Officer of the company since 1988 and as a director since 1986. He served as President from 1988 to February 2002. Prior to his employment by us, Mr. Powell was employed by ABF Freight System, Inc., a national trucking company and a subsidiary of Arkansas Best Corporation, for 28 years.

Jerry D. Orler.  Mr. Orler has served as a director of the company since 1988 and as President since February 2002. He served as Vice President, Finance and Chief Financial Officer from 1989 to February 2002. He also served as Secretary from 1992 to 2001 and as Treasurer from 1988 to 1993. Prior to his employment by us, Mr. Orler was employed by Arkansas Best Corporation and its subsidiaries for 24 years. Mr. Orler is a Certified Public Accountant and an advisory director of BancorpSouth of Fort Smith, Arkansas.

Clifton R. Beckham.  Mr. Beckham has served as Senior Vice President, Finance since November 2003 and Chief Financial Officer since February 2002. Mr. Beckham also served as Secretary from July 2001 to May 2005. He served as Vice President, Finance from February 2002 to October 2003, as Treasurer from July 2001 to May 2002, as Controller from October 1999 to July 2001 and as Chief Accountant from June 1996 to October 1999. Mr. Beckham is a Certified Public Accountant.

Garry R. Lewis.  Mr. Lewis has served as Senior Vice President, Operations since November 2003. He served as Vice President, Operations from February 2002 to October 2003 and as Director of Operations from 1986 to February 2002. Prior to his employment by us, Mr. Lewis was employed by ABF Freight System, Inc.

Dwain R. Key.  Mr. Key has served as Senior Vice President, Dedicated Services/Logistics since November 2003. He served as Vice President, Dedicated Services/Logistics from November 2000 to October 2003 and as Vice President, Corporate Development from 1998 to November 2000.

Brandon D. Cox.  Mr. Cox has served as Senior Vice President, Marketing since November 2003. He served as Vice President, Sales and Marketing from May 2002 to October 2003, as Director of Operations from February 2002 to May 2002 and as Manager of Special Projects in the operations department from 1998 to February 2002.

Michael E. Brown.  Mr. Brown has served as Vice President, Maintenance since November 2003. He served as Director, Maintenance from January 2003 to November 2003. During 2002, he worked for Wal-Mart Stores, Inc. as a Regional Maintenance Manager in their private trucking fleet. Prior to working at Wal-Mart, he worked for USA Truck from 1992 through 2001 in a variety of positions in the maintenance, operations and risk management departments.

Michael R. Weindel, Jr.  Mr. Weindel has worked for us since 1991, serving as Vice President, Human Resources, Recruiting and Training since January 2005. He served as Director, Human Resources, Recruiting and Training from February 2003 to January 2005, as Director of Purchasing from September 2002 to February 2003 and as Director of Human Resources from 1997 to September 2002.

James B. Speed.  Mr. Speed has served as a director of the company since December 1988. Mr. Speed served as Chairman of the Board from December 1988 until he retired in October 2000. Prior to his employment by us, Mr. Speed was employed by ABF Freight System, Inc. for more than 20 years.

Roland S. Boreham, Jr.  Mr. Boreham has served as a director of the company since 1992. He has served as a director of Baldor Electric Company, a manufacturer of electrical motors, since 1961. Mr. Boreham served as Chairman of the Board of Baldor Electric Company from 1980 until he retired from that position in 2004.

Joe D. Powers.  Mr. Powers has served as a director of the company since May 2000. He has been Chairman of the Advisory Board of Regions Bank of Fort Smith, Arkansas since May 2000. He served as Chairman of the Advisory Board and CEO of Deposit Guaranty National Bank of Fort Smith, Arkansas from 1997 until 1998. He was Chairman of the Board and CEO of Merchants National Bank of Fort Smith, Arkansas, from 1982 until 1997. Mr. Powers has been involved in the banking industry since 1962.

Terry A. Elliott.  Mr. Elliott has served as a director of the company since January 2003. Mr. Elliott has chaired our audit committee since January 2003 and qualifies as our audit committee financial expert. He has been Chief Financial Officer of Safe Foods Corporation in North Little Rock, Arkansas since July 2000 and served as a director of Safe Foods from September 2000 to August 2003. Mr. Elliott also was a director of Superior Financial Corporation (the holding company for Superior Federal Bank, F.S.B.) and a member of its audit committee from February 2003 until Superior was sold to Arvest Holdings, Inc. in August 2003. From 1996 to 2000, Mr. Elliott served as the chief financial officer for two unrelated private start-up businesses. Mr. Elliott is a Certified Public Accountant licensed in the states of Texas and Arkansas.

William H. Hanna.  Mr. Hanna has served as a director of the company since January 2005. Mr. Hanna has been President of Hanna Oil and Gas Company since January 2000. He has worked in the oil and gas industry since 1983. Mr. Hanna is also a director of First National Bank of Fort Smith, Arkansas.

There is no family relationship between any director or executive officer and any other director or executive officer of the company.

Corporate Governance and Related Matters

We are committed to conducting our business in accordance with the highest ethical standards. As part of that commitment, our board of directors has adopted a Code of Business Conduct and Ethics applicable to all our directors, officers and employees, which sets forth the conduct and ethics expected of all affiliates and employees of the company.

We also have a Policy Statement and Procedures for Reporting of Violations and Complaints. This “whistleblower” policy is intended to create a workplace environment that encourages open and honest communication and to hold us and our personnel, including senior management, accountable for adhering to our ethical standards. The whistleblower policy establishes procedures for any person to report violations by the company or any of our personnel of our Code of Business Conduct and Ethics or any laws, without fear of retaliation. It also contains special procedures for submission by employees of confidential, anonymous complaints involving our accounting practices and internal accounting controls.

We also have a Shareholder Communications with Directors Policy, which describes the manner in which shareholders can send communications to the board of directors and sets forth our policy regarding board members’ attendance at annual meetings of stockholders.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of June 30, 2005, except as otherwise indicated, information concerning shares of our common stock beneficially owned by (i) each of our executive officers (including two selling shareholders); (ii) each of our nonemployee directors; (iii) all of our executive officers and directors as a group; (iv) one selling shareholder who is not an executive officer; and (v) each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. As of that date, there were 9,373,872 shares of common stock outstanding. The table also sets forth information as to the shares of common stock to be sold in this offering by the selling shareholders. The percentage ownership after the offering is based upon the sale by us of 2,000,000 shares and the sale by the selling shareholders of 1,000,000 shares, and assumes no exercise of the underwriters’ over-allotment option.

	Shares of Common Stock Beneficially Owned Prior to the Offering (1)			Shares of Common Stock Being Offered		Shares of Common Stock Beneficially Owned After the Offering (1)		Shares of Common Stock Offered Pursuant to Over-Allotment Option
Name of Beneficial Owner	Number		Percent			Number	Percent
Executive officers
Robert M. Powell	2,102,100	(2)	22.4%	800,000		1,302,100	11.4%	450,000(3)
Jerry D. Orler	402,769	(4)	4.3%	200,000	(5)	202,769	1.8%	—
Clifton R. Beckham	38,283	(6)	*	—		38,283	*	—
Garry R. Lewis	49,906	(7)	*	—		49,906	*	—
Dwain R. Key	41,082	(8)	*	—		41,082	*	—
Brandon D. Cox	34,788	(9)	*	—		34,788	*	—
Michael E. Brown	1,682	(10)	*	—		1,682	*	—
Michael R. Weindel, Jr.	4,782	(11)	*	—		4,782	*	—
Directors (excluding persons named above)
James B. Speed	1,385,625	(12)	14.8%	—		1,385,625	12.2%	—
Roland S. Boreham, Jr.	23,500		*	—		23,500	*	—
Joe D. Powers	9,500	(13)	*	—		9,500	*	—
Terry A. Elliott	3,000	(14)	*	—		3,000	*	—
William H. Hanna	29,300	(15)	*	—		29,300	*	—

All directors and executive officers as a group (13 persons)	4,126,317	(16)	43.5%	1,000,000		3,126,317	27.2%	—

Other selling shareholder Kathryn A. Orler	166,000	(17)	1.8%	166,000	(18)	—	*	—

5% Holders (19)
Wasatch Advisors, Inc.	790,916	(20)	8.4%	—		790,916	7.0%	—
Wellington Management Company, LLP	695,900	(21)	7.4%	—		695,900	6.1%	—
GAM Holding AG	536,600	(22)	5.7%	—		536,600	4.7%	—

*	The amount represents less than 1% of the outstanding shares of common stock.
(1)	All fractional shares (which were acquired through participation in the our employee stock purchase plan) have been rounded to the nearest whole share.
(2)	The amount shown includes (a) 10,000 shares of common stock held by Mr. Powell’s wife (of which Mr. Powell disclaims beneficial ownership) and (b) 19,800 shares of common stock Mr. Powell has the right to acquire pursuant to presently exercisable options.
(3)	If the underwriters exercise their over-allotment option in full and these shares are sold, Mr. Powell will own 7.5% of the outstanding shares of common stock.
(4)	The amount shown includes (a) 212,969 shares held directly by Mr. Orler, (b) the 166,000 shares of common stock held by Mr. Orler’s wife, Kathryn A. Orler, which are also shown opposite her name in this table, and (c) 23,800 shares of common stock Mr. Orler has the right to acquire pursuant to presently exercisable options. Mr. Orler disclaims beneficial ownership of the shares held by his wife.

(5)	The amount shown includes 34,000 shares of common stock being offered by Mr. Orler and the 166,000 shares of common stock being offered by Kathryn A. Orler, which are also shown opposite her name in this table. Mr. Orler disclaims beneficial ownership of the shares being offered by his wife.
(6)	The amount shown includes 11,800 shares of common stock Mr. Beckham has the right to acquire pursuant to presently exercisable options.
(7)	The amount shown includes 15,400 shares of common stock Mr. Lewis has the right to acquire pursuant to presently exercisable options.
(8)	The amount shown includes 13,400 shares of common stock Mr. Key has the right to acquire pursuant to presently exercisable options.
(9)	The amount shown includes 9,200 shares of common stock Mr. Cox has the right to acquire pursuant to presently exercisable options.
(10)	The amount shown includes 1,600 shares of common stock Mr. Brown has the right to acquire pursuant to presently exercisable options.
(11)	The amount shown includes 4,600 shares of common stock Mr. Weindel has the right to acquire pursuant to presently exercisable options.
(12)	The amount shown includes 132,218 shares of common stock held by Mr. Speed’s wife (of which Mr. Speed disclaims beneficial ownership) and 4,967 shares held by a trust of which his wife is trustee and his daughter is sole primary beneficiary (of which Mr. Speed disclaims beneficial ownership).
(13)	The amount shown includes 2,500 shares of common stock Mr. Powers has the right to acquire pursuant to presently exercisable options.
(14)	The amount shown includes 2,500 shares of common stock Mr. Elliott has the right to acquire pursuant to presently exercisable options.
(15)	Mr. Hanna has shared voting and dispositive power with respect to all shares that he beneficially owns. Of the 29,300 shares listed, (a) 12,300 shares are held of record by Hanna Family Investments, LP and (b) 17,000 shares are held of record by Hanna Oil and Gas Company.
(16)	The amount shown includes 104,600 shares of common stock that the members of the identified group have the right to acquire pursuant to presently exercisable options.
(17)	Mrs. Orler may also be deemed to beneficially own the 236,769 shares of common stock that her husband, Jerry D. Orler, holds or has the right to acquire, as shown in footnote (4) above. Mrs. Orler disclaims beneficial ownership of the shares held by Mr. Orler.
(18)	The amount shown is included in the 200,000 shares indicated as being offered by Mrs. Orler’s husband, Jerry D. Orler, as shown opposite his name in this table.
(19)	Excludes 5% shareholders listed above.
(20)	This information is based solely on a report on Schedule 13G filed with the Securities and Exchange Commission on August 10, 2005, which indicates that Wasatch Advisors, Inc., an investment adviser, has sole voting and dispositive power with respect to all 790,916 shares indicated as being beneficially owned by it.
(21)	This information is based solely on a report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005, which indicates that Wellington Management Company, LLP, an investment adviser, has shared voting power with respect to 500,900 of the shares, and shared dispositive power with respect to all 695,900 shares indicated as being beneficially owned by it.
(22)	This information is based solely on a report on Schedule 13G filed with the Securities and Exchange Commission on February 10, 2005, which indicates that GAM Holding AG, a foreign entity filing pursuant to Rule 13d-1(c), has shared voting and dispositive power with respect to all 536,600 shares indicated as being beneficially owned by it.

The address of Mr. Powell and Mr. Speed is 3200 Industrial Park Road, Van Buren, Arkansas 72956. The address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109. The address of GAM Holding AG is Klaustrasse 10, 8008 Zurich, Switzerland.

DESCRIPTION OF CAPITAL STOCK

Under our Restated and Amended Certificate of Incorporation, our authorized capital stock consists of 16,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

The holders of our common stock, subject to such rights as may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the board of directors and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

Preferred stock may be issued from time to time by approval of our board of directors without stockholder approval in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the board of directors in the resolution authorizing their issuance. The issuance of preferred stock could adversely affect the rights of holders of common stock; for example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the common stock and that could result in a dilution of the voting rights, net income per share and the net book value of the common stock. There are no shares of preferred stock outstanding, and we have no agreements or understandings for the issuance of any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Our Charter Provisions

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation or a subsidiary and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or a subsidiary;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation or a subsidiary of any stock of the corporation or such subsidiary to the interested stockholder;

•	any transaction involving the corporation or a subsidiary that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or such subsidiary owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

In general, Section 203 defines an “interested stockholder” as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and or person affiliated with or controlling or controlled by that person.

Article V of our Restated and Amended Certificate of Incorporation and certain sections of our Amended Bylaws also contain provisions that could have anti-takeover effects, including the following provisions:

•	requiring a classified board of directors;

•	allowing an increase in the number of directors only if at least 75% of the directors then in office agree to the increase;

•	reserving to the board of directors the exclusive right to fill vacancies on the board;

•	providing that a director may be removed only for cause;

•	requiring the affirmative vote or consent of the holders of 75% of the shares of stock entitled to elect directors to authorize major corporate transactions, such as mergers, consolidations and asset sales; and

•	requiring advance notice of all shareholder proposals, including nominations for election as director.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have outstanding 11,373,872 shares of our common stock assuming no exercise of any outstanding options or warrants. Of these shares, 2,756,075 will be “restricted securities,” as defined in Rule 144 under the Securities Act of 1933, held by our directors and executive officers assuming no exercise of the underwriters’ over-allotment option, and 80,000 will be subject to restrictions on transfer and potential forfeiture under our restricted stock award plan. The rest (including the 3,000,000 shares issued and sold in this offering) will be freely transferable without restriction or further registration under the Securities Act. In addition, upon completion of this offering, we will also have 498,800 shares of common stock available for issuance upon exercise of outstanding options.

The “restricted securities” as defined in Rule 144 under the Securities Act, in the absence of an effective registration statement, may only be sold pursuant to an exemption from registration, including Rule 144 or Regulation S. In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned restricted securities for at least one year from the later of the date such securities were acquired from either the company or one of our affiliates, as applicable, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding common shares (approximately 113,739 shares after the offering) or the average weekly trading volume of the shares during the four calendar weeks proceeding the date on which notice of such sale was filed under Rule 144, provided that certain procedural and information requirements are also met. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date that the restricted securities were acquired from us or one of our affiliates, a shareholder who is not an affiliate of the company and has not been an affiliate of the company for at least three months prior to the sale of the securities is entitled to sell the securities immediately without compliance with the foregoing requirements under Rule 144. All of the 2,756,075 shares of restricted securities held by our officers and directors have met the one-year holding period requirement and are therefore available for sale under Rule 144. Since the holders of those shares are our affiliates they will not be able to rely on the unlimited resale provisions of Rule 144(k).

We have filed registration statements on Form S-8 with respect to our 2004 Equity Incentive Plan, Employee Stock Option Plan, 1997 Nonqualified Stock Option Plan for Nonemployee Directors and 1992 Employee Stock Option Plan. Shares issued upon the exercise of stock options or other awards covered by these Forms S-8 are eligible for resale in the public market without restriction, except that sales by our affiliates will be subject to the Rule 144 limitations described above.

No prediction can be made as to the effect, if any, that market sales of our common stock, or the availability of the shares for sale, will have on the market price of the shares prevailing from time to time. Nevertheless, sales of a significant number of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the shares and impair our future ability to raise capital through an offering of our equity securities.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among us, the selling shareholders and representatives on behalf of the underwriters, each underwriter has agreed severally to purchase from us and the selling shareholders the following respective number of shares of common stock at the offering price less the underwriting discount and commissions set forth on the cover page of this prospectus.

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.	1,500,000
Stephens Inc.	900,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	300,000
Morgan Keegan & Company, Inc.	300,000

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us and the selling shareholders that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.75 per share. The underwriter may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us in the offering.

Over-Allotment Option

Pursuant to the underwriting agreement, one of the selling shareholders has granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock from the selling shareholder at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

To the extent the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to the underwriter’s initial amount set forth in the table above, and the selling shareholder will be obligated, pursuant to the option, to sell those shares to the underwriters.

Lock-Up Agreements

We and our directors and executive officers have agreed that, for a 120-day period from the date of this prospectus, they will not, without the prior written consent of A.G. Edwards, directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any securities convertible into, or exercisable or exchangeable for, common stock or any other rights to acquire such common stock, other than (1) pursuant to employee benefit plans as in existence as of the date of this prospectus; (2) to affiliates; (3) gifts to family members or certain related entities; or (4) in connection with acquisitions of assets or businesses in which common stock is issued as consideration; provided, however, any recipient of common stock will furnish to the underwriters a letter agreeing to be bound by these provisions for the remainder of the 120-day period. A.G. Edwards may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any shares of common stock, any securities convertible into, or exercisable or exchangeable for, common stock or any other rights to acquire such common stock prior to the expiration of such 120-day period in whole or in part at any time without notice. A.G. Edwards has informed us that, in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards, in deciding whether to grant its consent, will consider the security holder’s reasons for requesting the release, the number of shares of common stock for which the release is being requested and market conditions at the time of the request for such release. However, A.G. Edwards has informed us that, as of the date of this prospectus, there are no agreements between A.G. Edwards and any party that would allow such party to transfer any common stock, nor does it have any intention of releasing any of the common stock subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

Commissions and Expenses

The following table summarizes the discounts that we and the selling shareholders will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional common stock.

	Per Share	Total
		No Exercise	Full Exercise
Underwriting discounts paid by us	$1.25	$2,500,000	$2,500,000
Underwriting discounts paid by selling shareholders	$1.25	1,250,000	1,812,500

Total		$3,750,000	$4,312,500

We and the selling shareholders will each be responsible for a pro rata portion of all expenses of the offering in proportion to the number of shares offered and sold on our behalf and on behalf of each selling shareholder in the offering. We expect to incur expenses, excluding underwriting discounts and commissions, of approximately $270,000 in connection with this offering.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, each underwriter is permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of the common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common stock to close out the short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the over-allotment option. If the underwriters sell more common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

The underwriters will deliver a prospectus to all purchasers of shares of common stock in short sales. The purchasers of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.

In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions they may discontinue them at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. The underwriters may effect these transactions on the Nasdaq National Market or elsewhere.

Discretionary Accounts

No sales to accounts of which an underwriter exercises discretionary authority may be made without the prior written approval of the customer.

Listing

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “USAK.”

Other Relationships

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business and receive fees from us for those services. We maintain ordinary brokerage accounts with A.G. Edwards & Sons, Inc. and Stephens Inc.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon for us by Carrington, Coleman, Sloman & Blumenthal, L.L.P., Dallas, Texas. Legal matters will be passed upon for the underwriters by Thompson Coburn LLP, St. Louis, Missouri.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The file number under the Securities Exchange Act of 1934 for our Commission filings is No. 0-19858. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission’s public reference room located at:

100 F Street, N.W.

Washington, D.C. 20549

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public on the Commission’s web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except as otherwise provided in the forms governing the documents we incorporate by reference, including, with respect to Current Reports on Form 8-K, any information furnished solely under Item 2.02 or Item 7.01 and related exhibits) until we have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004.

2.	Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005.

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

4.	The description of our common stock contained in the Registration Statement on Form 8-A/A we filed with the Commission on June 2, 1997, including any amendment or report filed for the purpose of updating such description.

5.	Our current report on Form 8-K filed on April 5, 2005.

6.	Our current report on Form 8-K filed on March 16, 2005.

7.	Our current report on Form 8-K filed on January 28, 2005.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (479) 471-2500 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: J. Rodney Mills, Secretary, USA Truck, Inc., 3200 Industrial Park Road, Van Buren, Arkansas 72956.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

3,000,000 Shares

Common Stock

PROSPECTUS

A.G. EDWARDS

STEPHENS INC.

BB&T CAPITAL MARKETS

MORGAN KEEGAN & COMPANY, INC.

August 11, 2005